Filed Pursuant to Rule 424(b)(3)

Registration No. 333-195636

PROSPECTUS SUPPLEMENT NO. 1

JUHL ENERGY, INC.

10,750,000 Shares of Common Stock

This Prospectus Supplement No. 1 supplements and amends our Prospectus dated August 4, 2014.  This Prospectus Supplement No. 1 includes the following: (i) our attached Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 as filed with the Securities and Exchange Commission on August 19, 2014 and (ii) our attached Current Report on Form 8-K as filed with the Securities and Exchange Commission on August 20, 2014.

This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus.

Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement No. 1 modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement No. 1.

The date of this Prospectus Supplement No. 1 is August 25, 2014.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒ QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the quarterly period ended: June 30, 2014

OR

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT

Commission file number: 000-54080

JUHL ENERGY, INC.

(Name of small business issuer in its charter)

Delaware	20-4947667
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1502 17th Street SE
Pipestone, Minnesota	56164
(Address of principal executive offices)	(Zip code)

Issuer's telephone number: (507) 562- 4310

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

Common Stock:  35,924,826 shares outstanding as of August 15, 2014.

PART I - FINANCIAL INFORMATION

Item 1. UNAUDITED FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated financial statements of Juhl Energy, Inc. (“Juhl Energy” or the “Company”) have been prepared in accordance with generally accepted accounting principles in the United States for interim financial reporting and pursuant to the rules and regulations of the Securities and Exchange Commission (“Commission” or “SEC”). While these statements reflect all normal recurring adjustments which are, in the opinion of management, necessary in order to make the consolidated financial statements not misleading and for fair presentation of the results of the interim period, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the financial statements and footnotes thereto, for the fiscal year ended December 31, 2013, previously filed with the Commission, which are included in the Annual Report on Form 10-K filed on April 7, 2014.

 JUHL ENERGY, INC.

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2014 AND DECEMBER 31, 2013

	JUNE 30, 2014	DECEMBER 31, 2013
	(unaudited)
ASSETS

CURRENT ASSETS
Cash	$1,722,584	$1,280,681
Restricted cash	82,032	488,715
Short-term investments - restricted	80,020	90,005
Accounts receivable, net of allowance for doubtful accounts	1,517,740	3,046,678
Work-in-progress	703,116	518,762
Inventory	95,851	92,663
Costs and estimated profits in excess of billings	-	849,241
Other current assets	187,565	231,923
Total current assets	4,388,908	6,598,668

PROPERTY AND EQUIPMENT, Net	23,257,777	23,831,680

OTHER ASSETS
Escrow cash reserves for contractual commitments	998,981	1,288,231
Loan costs, net	194,175	6,843
Intangible assets	459,621	258,666
Goodwill	214,090	214,090
Project development costs and other	182,993	89,540
Total other assets	2,049,860	1,857,370

TOTAL ASSETS	$29,696,545	$32,287,718

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$1,776,997	$2,499,522
Accrued liabilities	1,708,284	1,305,447
Deferred revenue - license arrangement and other	317,408	317,408
Current portion of notes payable	1,008,637	910,612
Derivative liabilities- interest rate swap	-	194,196
Share purchase obligation	518,450	-
Current portion of nonrecourse debt	887,020	834,555
Total current liabilities	6,216,796	6,061,740

LONG-TERM LIABILITIES
Nonrecourse debt, net of current portion	9,406,608	9,032,734
Notes payable, net of current portion	4,907,294	3,123,617
Derivative liabilities- interest rate swap	-	265,804
Other long-term liabilities	581,517	553,464
Deferred revenue - license arrangement and 1603 Grant, net of current portion	1,910,320	1,967,839
Deferred revenue - power purchase contract	4,186,588	4,058,924
Deferred income taxes	42,000	42,000
Total long-term liabilities	21,034,327	19,044,382

REDEEMABLE PREFERRED MEMBERSHIP INTERESTS	2,000,000	2,518,450

REDEEMABLE CUMULATIVE PREFERRED STOCK OF SUBSIDIARY	2,222,700	1,580,000

STOCKHOLDERS' EQUITY (DEFICIT)
Controlling interest in equity:
Preferred Stock, 20,000,000 shares authorized
Series A convertible preferred stock - $.0001 par value, -0- and 4,820,000 issued and outstanding as of June 30, 2014 and December 31, 2013, respectively (liquidation preference of $-0- and $5,836,000 at June 30, 2014 and December 31, 2013, respectively)	-	2,569,683
Series B convertible preferred stock - $.0001 par value, 128,042 and 5,966,792 issued and outstanding as of June 30, 2014 and December 31, 2013, respectively	240,391	11,392,403
Common Stock - $.0001 par value; 100,000,000 shares authorized, 25,364,430 and 24,449,626 issued and 25,174,826 and 24,260,022 outstanding June 30, 2014 and December 31, 2013, respectively	2,536	2,445
Additional paid-in capital	21,191,677	9,348,324
Treasury stock, 189,604 shares held by the Company at June 30, 2014, and December 31, 2013	(218,965)	(218,965)
Accumulated deficit	(24,091,767)	(21,421,071)
Total equity attributable to Juhl Energy, Inc.	(2,876,128)	1,672,819
Noncontrolling interest in equity	1,098,850	1,410,327
Total stockholders' equity (deficit)	(1,777,278)	3,083,146

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$29,696,545	$32,287,718

 The accompanying notes are an integral part of these consolidated statements.

The following table presents information on assets and liabilities related to a VIE that is consolidated by the Company at June 30, 2014 and December 31, 2013. The difference between total VIE assets and liabilities represents the Company's interests in those entities, which were eliminated in consolidation.

	JUNE 30,	DECEMBER 31,
	2014	2013
	(unaudited)

Cash	$871,496	$119,734
Restricted cash	-	374,443
Accounts receivable and other current assets	164,165	221,955
Property and equipment, net	14,695,097	15,003,771
All other assets	412,000	800,000
Total assets	$16,142,758	$16,519,903

Accounts payable and accrued expenses	$464,772	$403,533
Derivative liabilities	-	460,000
Deferred revenue- power purchase contract	38,533	30,597
Nonrecourse debt	9,750,000	9,177,788
Total liabilities	$10,253,305	$10,071,918

The assets of the consolidated VIEs are used to settle the liabilities of those entities. Liabilities are nonrecourse to the general credit of the Company.

The accompanying notes are an integral part of these consolidated statements.

JUHL ENERGY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED JUNE 30, 2014 AND 2013

	2014		2013
	(unaudited)		(unaudited)

REVENUE	$3,520,028	100.0%	$2,935,509	100.0%

COST OF GOODS SOLD	2,825,654	80.3	2,539,341	86.5

GROSS PROFIT	694,374	19.7	396,168	13.5

OPERATING EXPENSES
General and administrative expenses	841,093	23.9	722,419	24.6
Payroll and employee benefits	945,799	27.0	691,301	23.5
Wind farm management expenses	132,833	3.8	116,648	4.0
Total operating expenses	1,919,725	54.7	1,530,368	52.1

OPERATING INCOME (LOSS)	(1,225,351)	(35.0)	(1,134,200)	(38.6)

OTHER INCOME (EXPENSE)
Interest income	225	0.0	759	0.0
Interest expense	(209,533)	(5.8)	(206,067)	(7.0)
Gain (loss) on fair value of interest rate swap	-	0.0	422,734	14.4
Total other income (expense), net	(209,308)	(5.8)	217,426	7.4

INCOME (LOSS) BEFORE INCOME TAXES	(1,434,659)	(40.8)	(916,774)	(31.2)

INCOME TAX EXPENSE	-	0.0	-	0.0

NET INCOME (LOSS)	(1,434,659)	(40.8)	(916,774)	(31.2)

LESS NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING INTEREST	60,671	(1.8)	199,359	(6.8)

NET INCOME (LOSS) ATTRIBUTABLE TO JUHL ENERGY, INC.	$(1,495,330)	(42.6)%	$(1,116,133)	(38.0)%

PREFERRED DIVIDENDS	119,339		104,507

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(1,614,669)		$(1,220,640)

WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC & DILUTED	25,613,803		23,409,453

NET INCOME (LOSS) PER SHARE BASIC & DILUTED	$(0.06)		$(0.05)

 The accompanying notes are an integral part of these consolidated statements.

JUHL ENERGY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

	2014		2013
	(unaudited)		(unaudited)

REVENUE	$6,735,954	100.0%	$5,466,507	100.0%

COST OF GOODS SOLD	5,255,666	78.0	4,275,713	78.2

GROSS PROFIT	1,480,288	22.0	1,190,794	21.8

OPERATING EXPENSES
General and administrative expenses	1,668,929	24.8	1,284,316	23.5
Payroll and employee benefits	1,826,732	27.1	1,297,314	23.8
Wind farm administration expenses	242,429	3.6	213,136	3.9
Total operating expenses	3,738,090	55.5	2,794,766	51.2

OPERATING INCOME (LOSS)	(2,257,802)	(33.5)	(1,603,972)	(29.4)

OTHER INCOME (EXPENSE)
Interest and dividend income	410	0.0	2,370	0.0
Interest expense	(413,716)	(6.2)	(415,085)	(7.6)
Gain (Loss) on fair value of interest rate swap	(74,673)	(1.1)	516,891	9.5
Total other expense, net	(487,979)	(7.3)	104,176	1.9

INCOME (LOSS) BEFORE INCOME TAXES	(2,745,781)	(40.8)	(1,499,796)	(27.5)

INCOME TAX BENEFIT (EXPENSE)	-	0.0	-	0.0

NET INCOME (LOSS)	(2,745,781)	(40.8)	(1,499,796)	(27.5)

LESS NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING INTEREST	(305,565)	(4.5)	205,426	3.7

NET INCOME (LOSS) ATTRIBUABLE TO JUHL ENERGY, INC.	$(2,440,216)	(36.2)%	$(1,705,222)	(31.2)%

PREFERRED DIVIDENDS	230,480		204,957

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(2,670,696)		$(1,910,179)

WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC AND DILUTED	25,100,197		23,292,528

NET INCOME (LOSS) PER SHARE - BASIC AND DILUTED	$(0.11)		$(0.08)

The accompanying notes are an integral part of these consolidated statements.

JUHL ENERGY, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2014

										Total
			Convertible		Convertible					Stockholders'		Total
			Preferred Stock		Preferred Stock		Additional			Equity-		Stockholders'
	Common Stock		Series A		Series B		Paid-In	Treasury	Accumulated	(deficit)	Noncontrolling	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Stock	Deficit	Juhl Energy	Interest	(deficit)

BALANCE -December 31, 2013	24,449,626	$2,445	4,820,000	$2,569,683	5,966,792	$11,392,403	$9,348,324	$(218,965)	$(21,421,071)	$1,672,819	$1,410,327	$3,083,146

Net income (loss)	-	-	-	-	-	-	-	-	(2,440,216)	(2,440,216)	(305,565)	(2,745,781)

Stock-based compensation	250,000	25	-	-	-	-	302,344	-	-	302,369	-	302,369

Series A preferred stock dividend paid in common stock	33,265	3	-	(5,316)	-	-	5,313	-	-	-	-	-

Series A preferred stock dividend paid with promissory note	-	-	-	(46,613)	-	-		-	-	(46,613)	-	(46,613)

Issuance of common stock upon conversion of Series A preferred stock	260,000	26	(260,000)	(131,035)	-	-	131,009	-	-	-	-	-

Repurchase and retirement of common stock	(60,000)	(6)					(14,994)			(15,000)		(15,000)

Issuance of common stock for acquisition of PVPower	431,539	43	-	-	-	-	64,688	-	-	64,731	-	64,731

Repurchase of preferred stock through issuance of promissory note	-	-	(4,560,000)	(2,386,719)	(5,838,750)	(11,152,012)	11,354,993	-	-	(2,183,738)	-	(2,183,738)

Dividends on subsidiary preferred stock paid in cash	-	-	-	-	-	-	-	-	(79,373)	(79,373)	-	(79,373)

Dividends paid on preferred membership interests in wind farms and other distributions	-	-	-	-	-	-	-	-	(151,107)	(151,107)	(5,912)	(157,019)

BALANCE -June 30, 2014 (unaudited)	25,364,430	$2,536	-	$-	128,042	$240,391	$21,191,677	$(218,965)	$(24,091,767)	$(2,876,128)	$1,098,850	$(1,777,278)

 The accompanying notes are an integral part of these consolidated statements.

JUHL ENERGY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

	2014	2013
	(unaudited)	(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(2,745,781)	$(1,499,796)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	703,796	811,525
Stock-based compensation	302,369	22,157
Change in allowance for doubtful accounts	(17,000)	(4,320)
(Gain) loss on fair value of interest rate swap	-	(400,700)
Change in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable	1,545,938	(78,266)
Work-in-progress	(184,354)	(203,087)
Inventory	(3,188)	8,036
Costs and estimated earnings in excess of billings	849,241	-
Other current assets	44,358	98,479
Accounts payable	(887,280)	482,743
Promissory notes payable	77,249	77,248
Accrued expenses	356,224	153,655
Derivative instruments - interest rate swap	(460,000)	(116,191)
Deferred revenue	98,414	82,186
Other long-term liabilities	28,053	-
Other	(10,284)	-
Net cash provided by (used in) operating activities	(302,245)	(566,331)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from short-term investments	10,000	320,497
Payable to former owners of acquired company	-	(735,872)
Payments for project development costs, net of reimbursements	(93,453)	(99,041)
Payments for property and equipment	(110,764)	(140,059)
Net cash provided by (used in) investing activities	(194,217)	(654,475)

CASH FLOWS FROM FINANCING ACTIVITIES
Change in restricted cash	406,683	(28,095)
Escrow deposits related to long-term debt, net	289,250	(146,364)
Repurchase of common stock	(15,000)	-
Repurchase of Series A and B preferred stock	(80,000)	-
Cash dividends paid	(236,392)	(163,093)
Proceeds from sale of preferred stock of subsidiary	642,700	625,000
Proceeds from notes payable	592,212	537,559
Principal payments on notes payable	(465,158)	(423,044)
Payments of loan costs	(195,930)	-
Net cash provided by (used in) financing activities	938,365	401,963

NET INCREASE (DECREASE) IN CASH	441,903	(818,843)

CASH BEGINNING OF THE PERIOD	1,280,681	2,031,039

CASH END OF THE PERIOD	$1,722,584	$1,212,196

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$213,053	$344,572

NONCASH INVESTING AND FINANCING ACTIVITIES
Series A dividend payment in common stock	$(5,316)	$(194,942)
Issuance of common stock upon conversion of Series A preferred stock	$131,035	$-
Issuance of promissory note for Series A preferred stock dividend	$46,613	$-
Issuance of promissory note for Series A and B preferred stock	$2,103,738
Issuance of common stock for PVPower acquisition	$64,731	$-
Series A preferred stock dividend	$-	$193,871
Costs of raising capital	$164,755	$-
Share purchase obligation	$518,450	$-

 The accompanying notes are an integral part of these consolidated statements.

JUHL ENERGY, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2014

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated interim financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission.  Certain information and footnote disclosures normally included in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted as permitted by such rules and regulations.  These unaudited condensed consolidated financial statements and related notes should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Form 10-K for the year ended December 31, 2013 which was filed with the Securities and Exchange Commission as amended on April 7, 2014.

In the opinion of management, the unaudited condensed consolidated interim financial statements reflect all adjustments considered necessary for fair presentation.  The adjustments made to these statements consist only of normal recurring adjustments.  The results reported in these condensed consolidated interim financial statements should not be regarded as necessarily indicative of results that may be expected for the year ended December 31, 2014.

Juhl Energy, Inc. (“Juhl Energy” or “the Company”) conducts business under the following subsidiaries, Juhl Energy Services, Inc. (“JES”), Juhl Energy Development, Inc. (“JEDI”), Juhl Renewable Assets, Inc. (“JRA”), Next Generation Power Systems, Inc. (“NextGen”), Juhl Renewable Energy Systems, Inc. (“JRES”), Power Engineers Collaborative, LLC (“PEC”), Juhl Tower Services, Inc. (“JTS”) (which is a wholly-owned subsidiary of JES) and ownership and operational duties over the following three operating wind farms: Woodstock Hills LLC (“Woodstock Hills”), Winona County Wind (“Winona”) and Valley View Transmission, LLC (“Valley View”).

The net assets acquired from PVPower, Inc. of less than $100,000 have been incorporated into our subsidiary, JRES, as of the acquisition date in February 2014. The 431,539 of shares of common stock issued to PVPower in the acquisition as shown in the statement of changes in stockholders’ equity includes the effect of retiring the 168,461 shares of common stock that the Company received as its portion of the share consideration resulting from its previous ownership interest in PVPower.

Juhl Energy is an established leader in the renewable energy industry with a focus on community-based wind power development and ownership of clean energy assets throughout the United States and Canada. In addition, the Company provides engineering, asset management and maintenance services to the utility and telecommunication industries.

Generally accepted accounting principles require certain variable interest entities (“VIE”) to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have sufficient powers, obligations, or rights or if the entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties.

All significant intercompany investments, balances, and transactions have been eliminated.

USE OF ESTIMATES

The preparation of the unaudited condensed consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. The Company uses estimates and assumptions in accounting for the following significant matters, among others: revenue recognition; realizability of accounts receivable; determination of the primary beneficiary of a variable interest entity; the assumptions used in the impairment analysis of long-lived assets and goodwill; valuation of deferred tax assets, deferred power purchase contract revenue, stock-based compensation and warrants, asset retirement obligations, derivative instruments, assumptions used in the computation of contingent liabilities and estimating the fair value of acquired assets and liabilities, and other contingencies. It is at least reasonably possible that these estimates will change in the future. Actual amounts may differ from these estimates, and such differences may be material to the consolidated financial statements. The Company periodically reviews estimates and assumptions, and the effects of any such revisions are reflected in the period in which the revision is made.

JUHL ENERGY, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

GOODWILL AND OTHER INTANGIBLE ASSETS

The Company accounts for goodwill and intangible assets in accordance with the accounting guidance which requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value.

Amortization expense, including amounts for deferred loan costs, for the six-month periods ended June 30, 2014 and 2013 was approximately $47,000 and $177,000, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash, accounts receivable, and accounts payable, and other working capital items approximate fair value at June 30, 2014 and December 31, 2013 due to the short maturity nature of these instruments. The carrying value of restricted cash and short-term investments approximate their fair value based on quoted market prices. The Company believes the carrying amount of the long-term debt approximates the fair value due to a significant portion of total indebtedness containing variable interest rates and these rates are market interest rates for these borrowings.

2.	CONCENTRATIONS

The Company derived approximately 46% of its revenue for the six months ended June 30, 2014 from three customers primarily as a result of engineering consulting services (22%) and electricity sales (24%). The Company derived approximately 59% of its revenue for the six months ended June 30, 2013 from three customers primarily as a result of electricity sales (30%) and engineering consulting services (29%). At June 30, 2014 and December 31, 2013, 42% and 64% of the Company's accounts receivable were due from two customers, respectively.

3.	LIQUIDITY

The Company currently has negative working capital and during years ended 2012 and 2013 and for the six months ended June 30, 2014 and 2013, the Company incurred losses from operations and experienced negative cash flows from operating activities. This is primarily attributable to the highly cyclical nature of the wind farm development and construction aspects of our business model and the launch of maintenance services to the telecommunications industry in March 2013. The Company has worked to stabilize its operations by diversifying its business model with recurring revenue and profit streams in order to offset or minimize the fluctuations in our wind farm development and construction operating activities. In August 2014, Management has reduced the scope and size of projects of its Juhl Tower Services business line, reduced the number of field personnel, and moved to short cycle service work as a result of losses that have historically approximated $150,000 to $200,000 per month in this segment. Management continues to monitor the results of this business segment weekly and is currently working to eliminate the losses and generate net income.  Absent significant improvement, the Company intends to shut down the operations of Juhl Tower Services and cease its operations by September 30, 2014.  The Company’s projections on future liquidity and cash flows do not include any projected losses after September 30, 2014.

The Company has a note payable to Vision Opportunity Master Fund (discussed in Notes 7 and 13) with a balloon payment of approximately $1,700,000 due on July 31, 2015. As part of the extension, the Company agreed to make a $100,000 principal payment in August 2014. In the event that the Company cannot repay this note or negotiate a change in the current terms, the Company will need to find additional sources of capital to fund the balloon payment of this note. There are no assurances that additional sources of capital will be available to refinance the note when due.

In August 2014, the Company raised $2,150,000, before costs of raising capital, through the sale of 10,750,000 common stock shares as described in Note 14. With the extension of the note payable to Vision Opportunity Master Fund as described above, the Company has changed the planned use of the offering proceeds to exclude accelerated payments from the offering, with the exception of the $100,000 principal payment made with the extension. In addition, as of June 30, 2014 and through August 11, 2014, the Company raised approximately $643,000 and $1,800,000, respectively, through a private sale of approximately 2,443,000 shares of Series A preferred stock of its subsidiary, Juhl Renewable Assets, in order to replenish a portion of the approximately $2.4 million of cash funds that were previously invested into three wind farm projects from internal operations and to invest in a wind project, as described in Notes 13 and 14.

We believe that funds generated from existing contractual agreements, together with existing cash resources and expense management will be sufficient to finance our operations and planned capital expenditures and sustain operations for the next twelve months. The Company expects to remain in a negative working capital position for the next twelve months, which the Company plans to reduce with cash retained from operating activities. Our future profitability will be highly dependent on the successful turnaround or closure of Juhl Tower Services business in the near term, our ability to develop and construct wind projects within our projected timeframes, and to continue to improve our operating margins and cost structure. There can be no assurance that these efforts will be successful.

JUHL ENERGY, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.	ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	June 30, 2014	December 31, 2013 *
Accounts receivable	$1,474,960	$2,882,744
Unbilled receivables	58,882	202,250
Other receivables	24,578	19,364
Allowance for doubtful accounts	(40,680)	(57,680)
Total	$1,517,740	$3,046,678

* Derived from December 31, 2013 audited financial statements.

5.	PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	June 30, 2014	December 31, 2013 *
Land and improvements	$82,958	$82,958
Building and improvements	292,690	292,690
Equipment, including vehicles	851,113	775,420
Turbines and improvements	25,842,227	25,817,228
Construction in process	-	7,626
Subtotal	27,068,988	26,975,922
Less accumulated depreciation	(3,811,211)	(3,144,242)
Total	$23,257,777	$23,831,680

* Derived from December 31, 2013 audited financial statements.

Depreciation expense, including amounts for grant liability amortization, was approximately $657,000 and $635,000 for the six months ended June 30, 2014 and 2013, respectively.

JUHL ENERGY, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6.	INCOME TAXES

The following represents the reconciliation of the statutory federal tax rate and the effective tax rate for the six months ended June 30, 2014:

	2014		2013
Statutory tax rate	$(933,000)	34.0%	$(510,000)	34.0%
States taxes, net of federal benefit	(165,000)	6.0	(90,000)	6.0
Nondeductible income/expenses	(67,000)	2.4	(241,000)	16.0
Other, net	(9,000)	0.3	(26,000)	2.5
Increase in valuation allowance	1,174,000	(42.7)	867,000	(58.5)
	$-	-%	$-	-%

7.	NOTES PAYABLE

Notes payable consists of the following:

	June 30, 2014	December 31, 2013 *

Note payable to a turbine supplier, including interest at 6%; payable solely through 95% of net cash flows from a wind project; secured by Company’s first secured rights arising out of its Development and Construction Services Agreement with the underlying project. The note payable has been classified as long-term based on estimated payments from project cash flows. Increases in amounts represent accrued interest. See Note 12 for legal proceedings with the turbine supplier.	$3,145,844	$3,068,595

Note payable to Vision Opportunity Master Fund for repurchase of preferred stock, due July 31, 2015, with interest at 8%; payable in monthly installments of $40,000; unsecured; subject to default interest rate of 15% in the event of non-payment of the monthly installment payments or the final payment. See Note 14 for a change after June 30, 2014.	2,051,615	-

Note payable to a bank with revolving draw feature; $600,000 maximum loan amount subject to borrowing base consisting of 80% of eligible accounts receivable; interest at the Wall Street Journal prime rate plus 2.25% (5.5% at June 30, 2014 and December 31, 2013); due December 2014, interest payable monthly; collateralized by all assets of PEC; subject to financial covenants including current ratio and leverage ratio for PEC; guaranteed by Juhl Energy.	350,000	330,000

Note payable to a bank with revolving draw feature; $500,000 maximum loan amount subject to borrowing base consisting of 80% of eligible accounts receivable; interest at the Wall Street Journal prime rate plus 2.25% (5.5% at June 30, 2014 and December 31, 2013); due September 2014, interest payable monthly; collateralized by all assets of JTS; subject to financial covenants including current ratio, debt service coverage, and leverage ratio for JTS; guaranteed by Juhl Energy. The Company has certain covenant violations as described below.	132,583	385,963

Note payable to bank, due December 2018, with interest at 5.75%; payable in monthly installments of $1,354, and balloon payment of $123,000 at maturity collateralized by land and building, rights to payment under leases, and guaranteed by Juhl Energy.	158,875	162,000

Note payable to bank, due December 2018, with interest at 4.75%; payable in monthly installments of $1,354, collateralized by restricted short-term investments.	77,014	87,671
Total Notes Payable	5,915,931	4,034,229
Less current portion	(1,008,637)	(910,612)
Long-term portion	$4,907,294	$3,123,617

* Derived from December 31, 2013 audited financial statements.

At December 31, 2013 and June 30, 2014, we were not in compliance with certain debt covenants with respect to the revolving note agreement for JTS and as such, the note is subject to a payoff demand by the lender. The non-compliance has no impact on the classification of the note as it is recorded as a current liability. The note is also subject to a parent guarantee. The Company will seek a waiver for any covenant violations as a part of a new agreement or amendment when the current extension expires in September 2014. There can be no assurance that debt covenant waivers or amendments would be obtained, if needed, or that the debt could be refinanced with other financial institutions on favorable terms.

JUHL ENERGY, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8.	NONRECOURSE DEBT

Nonrecourse debt obligations consist of the following:

	June 30, 2014	December 31, 2013 *
Note payable to bank, due January 2016, with interest at 5.5% at both June 30, 2014 and December 31, 2013; payable in quarterly installments of $82,031, collateralized by Woodstock Hills assets including turbines and improvements, rights to payment under leases and the power purchase contract.	$543,628	$689,501

Note payable to bank, due in April 2026, payable in semi-annual payments of principal and interest. Interest rate floats at 6-month LIBOR plus 3.25 basis points totaling approximately 3.60% at both June 30, 2014 and December 31, 2013, with 75% of the loan balance subject to an interest rate swap arrangement, which fixed this portion of the debt at approximately 6.96%; collateralized by all Valley View wind farm project assets; note was refinanced in March 2014.	-	9,177,788

Note payable to bank, due in September 2026, payable in quarterly payments of principal and interest of approximately $265,250. Approximately 85% of the loan balance currently carries a fixed rate of 5.39%. Approximately 15% of the loan balance carries a variable interest rate at 300 basis points over the one month LIBO rate (currently 3.15%) ; interest rates will increase by 25 basis points (.25%) every three years ; collateralized by all Valley View wind farm project assets and subject to restrictive covenants.	9,750,000	-
Total nonrecourse debt	10,293,628	9,867,289
Less current portion	(887,020)	(834,555)
Long-term portion	$9,406,608	$9,032,734

* Derived from December 31, 2013 audited financial statements.

Refinancing of nonrecourse debt

The nonrecourse debt of the Valley View wind farm was refinanced in March 2014 through a new bank in order to improve cash flow through interest savings over the term of the loan. The new facility provides for a loan of $9,750,000 together with letter of credit instruments to meet credit obligations under the power purchase contract and a debt service reserve. The cumulative weighted average rate of the loan is expected to be approximately 5.8%.

9.	DERIVATIVE FINANCIAL INSTRUMENT INTEREST RATE SWAP

The Company had an interest rate swap agreement to effectively convert borrowings under a long-term nonrecourse debt arrangement from a variable interest rate to a fixed interest rate of approximately 6.96% during its 15-year term. The interest rate swap arrangement was terminated in March 2014 with a payment for approximately $632,000 as a part of a refinancing of the related loan.

The fair value of the interest rate swap agreement obligation of $460,000 at December 31, 2013 was recorded as a current and long-term liability in the balance sheet.

JUHL ENERGY, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following table provides details regarding the losses from the Company's derivative instruments in the consolidated statements of operations, none of which are designated as effective hedging instruments:

		Six months ended June 30,
Instrument	Statement of operations location	2014	2013
Interest rate swap	Other income (expense)	$(74,673)	$516,891

10.	STOCK-BASED COMPENSATION

The Company has an incentive compensation plan to provide stock options, stock issuances and other equity interests in the Company to employees, directors, consultants, independent contractors, and advisors of the Company and any other person who is determined by the Committee of the Board of Directors of the Company to have made (or expected to make) contributions to the Company. The maximum shares reserved under the plan is 4,500,000 shares. As of June 30, 2014, the Company had 3,635,000 shares available for award under the plan.

Stock Options

The following table summarizes information for options outstanding and exercisable at June 30, 2014:

	Weighted Average Exercise Price	Option Shares
Outstanding at December 31, 2013	$1.60	1,910,000
Granted	$0.38	50,000
Cancelled	$1.59	(1,345,000)
Outstanding at June 30, 2014	$1.37	615,000

Options exercisable at June 30, 2014	$1.51	515,000

Issuance of restricted stock

In February 2014, we issued an aggregate of 250,000 restricted shares of common stock to a consultant which vest over a 15-month period and are subject to lock-up restrictions. The stock was awarded pursuant to a Restricted Stock Award Agreement under the incentive compensation plan.

Stock warrants

In February, March and April 2014, the Company issued stock warrants to purchase an aggregate of 5,720,000 shares of common stock to directors, officers and service providers at an exercise prices ranging from $0.21 to $.40 per share (the closing price of the stock as of the date of issuance) and expire ten years from the grant date. The warrants were issued pursuant to Warrant Agreements that are outside of the incentive compensation plan. The warrants vest over 17 to 20 months. The fair value of each warrant is estimated on the date of issuance using the Black-Scholes option-pricing model. For warrants issued in 2014, the following Black-Scholes option-pricing model assumptions were used, underlying price of $0.21-$0.40, dividend yield of 0%, expected volatility of 117%, risk-free interest rate of 1.75%, and average expected life of 5.75 years.

JUHL ENERGY, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information for warrants outstanding and vested at June 30, 2014:

Issue Date	Number of Warrants	Expiration Date	Exercise Price Per Share	Warrants Vested
December 2009	100,000	December 2014	$1.25	100,000
September 2012	50,000	December 2015	$0.50	50,000
February 2014	3,500,000	February 2024	$0.21	875,000
March 2014	2,020,000	March 2024	$0.35	505,000
April 2014	200,000	April 2024	$0.40	25,000
Total	5,870,000			1,555,000

Stock compensation expense

For the three months and six months ended June 30, 2014, the Company recognized approximately $157,000 and $302,000, respectively, of stock compensation expense including $267,000 for warrants issued to directors, officers and service providers. For the three and six months ended June 30, 2013, the Company recognized stock compensation expense of approximately $11,000 and $22,000, respectively.  As of June 30, 2014, there was approximately $903,000 total unrecognized compensation expense cost.  This cost is expected to be recognized over a weighted-average period of approximately 1.5 years.

11.	BUSINESS SEGMENTS

For the year ended December 31, 2013, the Company’s reportable segments were changed to better fit how we manage and view the business given changes that we have made to our internal management structure, increased efforts in the solar industry and the addition of tower maintenance services. In particular, the Company acquired an engineering services firm in 2012 and expanded into tower maintenance services in 2013. In February 2014, the Company acquired the assets of a seller of photovoltaic products and solar systems. These changes to the Company resulted in changes in how management views and manages the business segments. The engineering consulting and towers maintenance services lines, along with the management and turbine maintenance services the Company provides, have similar operating models in how employees are managed and utilized. Similarly, the solar services acquisition aligns with the work the Company does in developing and constructing wind projects. Under the new reportable segment structure we will continue to segment the ownership of renewable power plant ownership. The segment information presented below conforms 2013 information to the new 2014 presentation.

The Company groups its operations into three business segments:

Renewable Energy Development	Wind, solar and cogeneration energy development, construction and related products and services.
Renewable Power Plant Ownership	Ownership and operations of consolidated wind farms or other clean energy investments.
Energy and Field Services	Business-to-business engineering consulting services, asset management, and turbine and tower maintenance services.

Segment reporting is intended to give financial statement users a better view of how the Company manages and evaluates its businesses.   The accounting policies for each segment are the same as those described in the summary of significant accounting policies. Segment income or loss does not include any allocation of shared-service costs.  Segment assets are those that are directly used in or identified with segment operations, including cash, accounts receivable, prepaid expenses, inventory, work-in-progress, property and equipment and escrow deposits. Unallocated assets include corporate cash and cash equivalents, short-term investments, deferred tax amounts and other corporate assets.  Inter-segment balances and transactions have been eliminated.

JUHL ENERGY, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following tables summarize financial information by segment and provide a reconciliation of segment contribution to operating income:

	For the Six Months Ended
	June 30,
	2014	2013
Revenue:
Renewable energy development	$786,284	$50,428
Renewable power plant ownership	1,724,954	1,525,959
Energy & field services	4,468,965	4,077,565
Eliminations	(244,249)	(187,445)
Total Revenue	$6,735,954	$5,466,507

Income (loss) from operations:
Renewable energy development	$(198,989)	$(297,722)
Renewable power plant ownership	488,006	347,305
Energy & field services	(758,186)	(461,033)
Corporate and other	(1,788,633)	(1,192,522)
Income (loss) from operations	(2,257,802)	(1,603,972)
Other income (loss), net	(487,979)	104,176
Income (loss) before income taxes	$(2,745,781)	$(1,499,796)

	As of	As of
	June 30,	June 30,
	2014	2013
Total Assets:
Renewable energy development	$596,104	$1,184,551
Renewable power plant ownership	25,063,222	25,848,023
Energy & field services	3,258,442	3,441,618
Corporate and other	778,777	1,086,509
Total assets	$29,696,545	$31,560,701

12.	LEGAL PROCEEDINGS

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. While the ultimate outcome of these matters is not presently determinable, it is in the opinion of management that the resolution of outstanding claims will not have a material adverse effect on the financial position or results of operations of the Company. Due to the uncertainties in the settlement process, it is at least reasonably possible that management’s view of outcomes will change in the near term.

The Winona project is the subject of a lawsuit initiated in the U. S. District Court for the District of Minnesota in December 2013 by Unison Co., Ltd. against the Company, Juhl Energy Development, a Company subsidiary, the wind project ownership entities, members of management, and others. The Unison action arises out of the purchase of the wind turbine generators from Unison and purports to state causes of action for (i) fraudulent inducement, (ii) breach of the Financing Agreement with Unison: (iii) breach of the implied covenant of good faith and fair dealing; (iv) tortious interference with contractual relationship; and (v) unjust enrichment. The Company disputes the allegations and is vigorously defending the action. The Company has recorded the original turbine supply purchase obligation in its financial statements together with accrued interest thereon, and carries the amount in the current and long term liability sections under the original understanding with Unison that the turbine supplier would be paid out of project cash flows in the event that the project was unable to obtain financing. The project has been unable to successfully obtain debt financing or obtain any further equity proceeds. Although the Company believes it will prevail in the Unison action, an outcome of the Unison action could be divesting ownership of the project.

JUHL ENERGY, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13.	PREFERRED STOCK

Preferred stock transactions

Effective February 18, 2014, the Company entered into a Securities Purchase Agreement with the primary Series A Preferred stockholder whereby the Company agreed to purchase 10,398,750 shares of Preferred Stock of the Company held by such stockholder (consisting of 4,560,000 shares of Series A Preferred Stock and 5,838,750 shares of Series B Preferred Stock) for a total purchase price of approximately $2,184,000. The Company agreed to pay the purchase price in the following manner: (i) pay a non-refundable $40,000 deposit on date of execution of the Purchase Agreement; (ii) pay a non-refundable payment of $40,000 on or before March 15, 2014; and (iii) issue Seller an amortizing promissory note on April 1, 2014, with a principal sum of approximately $2,104,000 for the remaining balance of the Purchase Price, with an interest rate of 8% and a maturity date of May 1, 2015. The Purchase Price was satisfied and the conditions were met, and the transaction closed on April 1, 2014. The note, as amended (see Note 14), will be repaid via minimum cash payments of $40,000 per month and a one-time payment of $100,000, with the remaining principal due in July 2015.

As part of the Securities Purchase Agreement, the stockholder agreed to the following: (i) waiver of dividends due on its Series A Preferred due on April 1, 2014 on the closing date of the Purchase Agreement, (ii) issuance of a proxy to Company to vote on matters submitted to holders of the Company’s Series A Preferred and Series B Preferred Stock until April 1, 2014, and (iii) entry into a lock up agreement to restrict the sale of its holdings of common stock of the Company during the periods provided therein. In addition, the Company agrees to commence the process to conduct a rights offering to sell shares of its common stock to existing shareholders, and a portion of the proceeds from such offering will be used for payment on the note as is set forth therein.

The primary Series A Preferred stockholder also agreed to reduce its dividend payable on January 1, 2014 by 50% and accepted a promissory note bearing interest at 8% for the remaining half of the dividend, or $46,613, payable in cash in May 2015.

On February 20, 2014, we entered into a Conversion Agreement with Daybreak Special Situations Master Fund, LTD., (“Daybreak”), the other holder of our Series A Preferred Stock with Vision, whereby Daybreak converted its 260,000 shares of Series A Preferred Stock of the Company into 260,000 shares of common stock of the Company.  In consideration for such conversion, the Company delivered the following to Daybreak: $10,000 along with a put option for 60,000 shares of common stock of the Company, in which Daybreak has the right to require the Company to purchase such shares at $.25 during the 90 day period following the closing of the transaction. Daybreak exercised its put right and accordingly the Company purchased such shares in June 2014.

Subsidiary preferred stock offering

During the first quarter of 2014, our subsidiary, Juhl Renewable Assets, commenced a new private sale of its Series A Preferred Stock with the intention of raising up to $3,000,000 for the acquisition of specific assets of comparable value, and for other purposes. The preferred stock provides for a 9% annual dividend to its holders, payable quarterly.  As of June 30, 2014, the Company raised approximately $643,000 and raised an additional $1,800,000 in July and August 2014. The Company has utilized the proceeds raised to-date in this private placement primarily to provide funding assistance for the acquisition of wind farm assets located in Iowa (see Note 14) and to replenish previous advances made by the Company in acquiring its existing ownership interests in wind farms. In addition, the Company intends to complete the remaining portion of the $3,000,000 private placement by the end of the third quarter. One holder of redeemable preferred membership interests in the Valley View wind farm has exercised its put option (for approximately $518,000) in October 2013 and the Company was required to redeem such interests by June 1, 2014. The Company anticipates the redemption payment of approximately $518,000 will be made in September 2014. Since the Company is currently in default in the redemption of the redeemable membership interests, the holder of the preferred membership interests has rights and remedies available to it at law or in equity including, but not limited to, the right to provide written demand to the Manager to sell assets of the limited liability company to which the preferred stock was issued. The 12% dividend payments on the redeemable preferred stock have been kept current.

14.	SUBSEQUENT EVENT

On August 7, 2014, the Company received gross cash proceeds of approximately $2.15 million before costs of raising capital pursuant to a underwritten public offering for 10,750,000 shares of common stock. The lead underwriter received a stock warrant for 537,500 shares of common stock exercisable at any time at the option of the Underwriter over five years at a strike price of $.23 per share.

The Company has a note payable to Vision Opportunity Master Fund, as described in Notes 7 and 13. In August 2014, the Company was able to extend the final balloon payment from May 1, 2015 to July 31, 2015. As a part of the extension, the Company will pay an additional principal payment of $100,000 in August 2014. The noteholder agreed that no additional accelerated principal payments were required as part of the common stock offering described above.

On August 11, 2014, the Company closed on the purchase of 100% of the membership interests of limited liability companies comprising 3.2 MW of wind energy facilities in Iowa. The purchase price was approximately $4.4 million. The purchase price was paid using approximately $1.9 million of proceeds raised by Juhl Renewable Assets along with a new $2.5 million bank note that is recourse only to the underlying wind farm assets. The bank note carries a weighted average interest rate of approximately 4.1% and will be amortized over approximately seven years at which time there will be a balloon payment on any remaining amounts owed. The purchase of the wind facilities includes a power purchase agreement with a regulated utility that expires approximately at the same time as the loan maturity date.

In the third quarter 2014, the Company has an obligation to issue 500,000 shares of unregistered common stock pursuant to the earn-out provisions of our acquisition agreement with the former owners of Power Engineers Collaborative.

Item 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto which appear elsewhere in this report. The results shown herein are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve uncertainties. Actual results and the timing of events could differ materially from the forward-looking statements as a result of a number of factors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This report contains “forward-looking statements”, which represent our projections, estimates, expectations or beliefs concerning among other things, financial items that relate to management’s future plans or objectives or to our future economic and financial performance. All statements, other than statements of historical facts, included in this report regarding our expectations, objectives, assumptions, strategy, future operations, financial position, estimated revenue or losses, projected costs, prospects and plans and objectives of management are forward-looking statements.  When used in this report, the words “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “plan” and similar expressions, or their opposites, are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Our actual results could differ materially and adversely from those anticipated in such forward-looking statements as a result of a number of factors that may tend to influence the accuracy of the statements, including those set forth in this report. Important factors that may cause actual results to differ from projections include, but are not limited to, for example:  adverse economic conditions, inability to raise sufficient additional capital to operate our business, delays, cancellations or cost overruns involving the development or construction of our wind farms, the vulnerability of our wind farms or tower services to adverse meteorological and atmospheric conditions, unexpected costs, lower than expected sales and revenues, and operating defects, adverse results of any legal proceedings, the volatility of our operating results and financial condition, inability to attract or retain qualified senior management personnel, expiration of certain governmental tax and economic incentives, and other specific risks that may be referred to in this report.  It is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained or implied in any forward-looking statement. These forward-looking statements should not be regarded as a representation by the Company or any other person that the events or plans of the Company will be achieved. Stockholders and potential investors should not place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements in this report are reasonable, we cannot assure stockholders and potential investors that these plans, intentions or expectations will be achieved.

All forward-looking statements speak only as of the date of this report. Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

Information regarding market and industry statistics contained in this report is included based on information available to us that we believe is accurate. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services.

DEFINITIONS

“We,” “Our,” “us” and similar expressions refer to the Company and its subsidiaries as the context requires:
Juhl Energy or the Company	Juhl Energy, Inc., a Delaware corporation (formerly known as Juhl Wind, Inc. name change effective January 2, 2013) and MH & SC Incorporated (change effective June 20, 2008)
Juhl Energy Development	Juhl Energy Development, Inc., a Minnesota corporation
Juhl Energy Services

Juhl Energy Services, Inc.,

a Minnesota corporation (formerly known as DanMar and Associates, Inc.)

Juhl Energy Development and July Energy Services are referred to separately prior to our share exchange transaction on June 24, 2008, in which Juhl Energy Development and Juhl Energy Services became wholly-owned subsidiaries and Juhl Energy (formerly known as Juhl Wind) became successor to the business of Juhl Energy Development and Juhl Energy Services, after giving effect to the share exchange transaction

NextGen	Next Generation Power Systems, Inc., a South Dakota corporation , which we acquired on October 31, 2008 and which is now our wholly-owned subsidiary
Juhl Renewable Assets	Juhl Renewable Assets, Inc., a Delaware corporation (formerly known as Juhl Wind Asset Investment, Inc. and Juhl Wind Project Lending, Inc.), our wholly-owned subsidiary formed on May 19, 2010
Juhl Renewable Energy Systems	Juhl Renewable Energy Systems, Inc., a Delaware corporation, our wholly-owned subsidiary formed on February 2, 2012
Juhl Tower Services	Juhl Tower Services, Inc. a Delaware corporation, a wholly-owned subsidiary of Juhl Energy Services formed on February 8, 2013
Valley View	Valley View Transmission, LLC, a Minnesota limited liability company, of which Juhl Renewable Assets, Inc. indirectly holds a 32.6% interest
Woodstock Hills	Woodstock Hills, LLC, a Delaware limited liability company, of which we acquired a 99.9% interest on April 28, 2011, and which is now a subsidiary of Juhl Renewable Assets, Inc.
Winona Wind

Winona Wind Holdings, LLC,

a Minnesota limited liability company which we acquired on October 13, 2011, and which is now a wholly-owned subsidiary of Juhl Renewable Assets, Inc. and which owns 100% of Winona County Wind, LLC (“Winona County”), the operator of the wind farm

PEC	Power Engineers Collaborative, LLC, an Illinois limited liability company, which we acquired on April 30, 2012 and which is now our wholly-owned subsidiary

ELECTRICAL POWER ABBREVIATIONS

Kw	kilowatt or 1,000 watts of electrical power
MW	megawatt or 1,000 kW of electrical power
GW	gigawatt or 1,000 MW of electrical power
TW	terawatt or 1,000 GW of electrical power;
kWh MWh GWh TWh	An hour during which 1kW, MW, GW or TW, as applicable, of electrical power has been continuously produced.
Capacity	Rated capacity
NCF

Net capacity factor, or the measure of a wind energy project’s actual production expressed as a percentage of the amount of power the wind energy project could have produced running at full capacity for a particular period of time

PTC	Production tax credit under the American Recovery and Reinvestment Act
REC	Renewable energy certificate or other renewable energy attribute, as the context requires

BUSINESS OVERVIEW

Overview

Juhl Energy is an established leader in the clean and renewable-energy industry. Juhl Energy historically focused on community wind power development, management and ownership, throughout the United States. We are one of the few companies other than utility based conglomerates that handle all aspects of wind project development, through our operating subsidiaries, including full development and ownership of wind farms, general consultation on wind projects, construction management of wind farm projects and system operations and maintenance for completed wind farms, which results in multiple revenue streams. The primary focus of our wind power development business has been to build 5 MW to 80 MW wind farms jointly owned by local communities, farm owners, environmentally-concerned investors, and our Company. The wind farms are connected to the general utility electric grid to produce clean, environmentally-sound wind power. Our development of community wind power systems generally results in landowners owning a portion of the long-term equity in the wind farm that resides on their land. We pioneered community wind power systems in developing the currently accepted financial, operational and legal structure providing local ownership of medium to large scale wind farms. Since 1999, we have completed 23 wind farm projects, accounting for approximately 240 MW of wind power that currently operate in the Midwest region of the United States, and we provide operation management and oversight to wind generation facilities generating approximately 88 MW, through our subsidiary, Juhl Energy Services. Currently, we have 19 projects in various stages of development with an aggregate wind power generating capacity of approximately 200 MW (4 of which we are actively developing with an aggregate wind power generating capacity of approximately 84 MW and 15 of which are early stage wind development opportunities, which includes projects undergoing feasibility analysis, with an aggregate wind power generating capacity of approximately 136 MW). The 19 wind farm projects, all of which are onshore type projects, are located in the United States and make up our development pipeline.

Juhl Energy’s diversification strategy focuses upon the delivery of sustainable revenue growth outside of wind farm development and construction fee revenue. As such, the acquisition of additional energy assets remains a meaningful part of our focus on the growth of our revenue and net income.

We are expanding the scope of our business to include other alternative energy sources in addition to wind. Two illustrations of the Company’s broadening base of our services include (1) our acquisition of PEC to provide engineering services in the renewable energy field and (2) the expansion of Juhl Renewable Energy Systems to encompass small scale renewables in solar and small wind turbines to provide offerings to additional end customers.  While we continue to leverage our experience as leaders in the wind energy industry, we will look for opportunities for expansion in the broader arena of alternative energy.

For example, in July 2014, the Company announced that Juhl Renewable Energy Systems was named as lead contractor for all rooftop installations completed through the “Solar Chicago Program”. The “Solar Chicago Program” provides affordable and efficient renewable energy solutions for its residential property owners throughout the Chicago metro area. Further, PEC will support the Company’s project management efforts including energy modeling, and the design and installation of the solar projects.

Further, Juhl Energy’s business strategy has allowed us to remain well-positioned for future growth despite the uncertainty surrounding federal policy with respect to tax incentives which have impacted businesses operating in the wind industry. Our business and operating strategy, among other things, is to continue to develop into an innovative, diverse and balanced clean energy company. We will work to leverage our portfolio of existing community wind power projects, develop new wind farm projects, including at industrial plants to help reduce the carbon footprint of manufacturers, and take equity ownership positions in existing community-based wind farms. Further, we are continuing to diversify our business operations by expanding our product offerings to energy conscious consumers with the development of our small scale renewables, including wind turbines and solar products, and more recently, expanding our maintenance services capabilities to include cellular towers. We have also expanded our services offerings to provide engineering services for our clients.

We believe that the expansion into engineering consulting services with the acquisition of PEC in 2012 has significantly increased our ability to grow our revenues beyond development and construction of community wind projects into the full range of clean energy projects including natural gas, biomass, waste-to-energy, medium-to-large on-site solar, and support to larger wind farm construction. We have experienced growth in revenues for PEC and expect this to continue, complimented by our experience in wind farm development and construction.

With our entry into the U.S. telecommunication industry, through Juhl Tower Services, a wholly-owned subsidiary of Juhl Energy Services (as discussed below), we perform implementation and maintenance activities on cellular communication towers. Juhl Tower Services enters into contracts with the owners of the cellular communication towers that lease antenna space to wireless service companies and radio and television broadcasters. Such contracts are structured whereby Juhl Tower Services is engaged as a subcontractor to maintain equipment on cellular towers for the owners of the cellular towers. Juhl Tower Services provides us the opportunity to utilize our experience of providing maintenance to wind turbines and apply that to cellular communication towers, with the recruitment of crew leaders and operations personnel with substantial experience in servicing cellular equipment. Further, we believe that such entry into the telecommunications industry exemplifies our strategy to diversify our service offerings, allowing us to capitalize on the growth of the telecommunication industry and the resulting demand for infrastructure, including the cellular communication towers, by using our expertise gained from the maintenance of turbines in our core business of wind farm development, maintenance and ownership. To date, we have worked on 254 cell towers. We have reduced the scope and size of projects of the Juhl Tower Services business line, reduced the number of field personnel, and moved to short cycle service work in order to eliminate the operating losses sustained since our launch in first quarter 2013. Our expectation is that our involvement with projects of reduced scope and size will lead to a predictable, profitable revenue stream by September 30, 2014. Absent significant improvement, the Company intends to shut down the operations of Juhl Tower Services and cease its operations by September 30, 2014.

How We Operate

The Company's business segments are separate business units that offer different products.  A review of our business segments provides a better understanding of the how the Company manages and evaluates its businesses. The Company groups its operations into three business segments:

Renewable Energy Development	Wind, solar and cogeneration energy development, construction and related products and services.
Renewable Power Plant Ownership	Ownership and operations of consolidated wind farms or other clean energy investments.
Energy & Field Services	Business-to-business engineering consulting services, asset management, and turbine and tower maintenance services.

The accounting policies for each segment are the same as those described in the summary of significant accounting policies (as set forth in the notes to the financial statements). Segment income or loss does not include any allocation of shared-service costs.  Segment assets are those that are directly used in or identified with segment operations, including cash, accounts receivable, prepaid expenses, inventory, work-in-progress, property and equipment and escrow deposits.  Unallocated assets include corporate cash and cash equivalents, short-term investments, deferred tax amounts and other corporate assets.  Inter-segment balances and transactions have been eliminated.

Our wind farm development projects most commonly involve fee contracts with entities specially formed by local farmers or business owners upon whose land the wind turbines are installed. Revenue is also derived from our services we provide throughout the development process.  Revenue is derived primarily from the following four major components: feasibility studies, development fees, operations and management oversight and construction contract revenue.

We hold contract rights, are involved with projects in development and under negotiation, and provide development activities in the wind power industry. After wind farms are operational, we seek administrative services agreements to provide for management and administrative services to operating wind farms, along with turbine and balance of plant maintenance services. Our current assets include four development services agreements, ownership of two project entities that carry power purchase contracts, twelve projects in early development stages, and three agreements to conduct wind power feasibility studies.

The renewable power plant ownership segment of our business primarily includes the sales of electricity generated from wind energy facilities with long-term, take-or-pay power purchase contracts with a utility purchaser.  The electricity sales are typically billed on a monthly basis to the utility.  The wind farms’ operational expenses generally include turbine and balance of plant maintenance fees, equipment repairs, land lease payments, administrative expenses, and debt service costs.

Due to the anticipated increased demand for electricity from alternative energy sources in 2014 and beyond, we believe the demand for wind energy developments and consumer-owned renewable energy products will be stable or will increase in the foreseeable future (even if the production tax credits expired for new projects commencing in 2014). Our revenues from wind farm development will continue to be subject to shifts in timing due to project development delays resulting from our ability to obtain financing and regulatory and permitting approvals among other reasons.  Thus, our strategy is to remain well-positioned for predictable revenue growth with the addition of new products and service offerings such as engineering consulting services, solar-powered installations and cellular tower maintenance services that are outside the scope of wind farm development projects.

Factors Affecting Our Operating Results

We expect that our results of operations will be affected by a number of factors and will primarily depend on the size of our portfolio of wind farms and renewable assets, demand for renewable energy, governmental policies, general market conditions (including financing of renewable energy projects), entry into the telecommunications industry, and site selection for our development projects.

Our Portfolio of Renewable Energy Projects

Our portfolio of renewable energy generating assets, including the wind farms that we own in whole or part, provides a significant revenue source.  Through our acquisition subsidiary, Juhl Renewable Assets, we focus on acquisition and investment in existing renewable energy generating assets that fit our distributed generation model and are consistent with the size projects we typically develop. We believe that ownership of such renewable energy generating assets (in part or in whole) provide us with the ability to expand services related to renewable energy generating assets and create recurring and predictable annual revenue streams for our business. Our portfolio of acquired ownership in wind farms and other renewable assets may grow at an uneven pace because acquisition opportunities are unpredictable. The level of new portfolio activity will fluctuate based on supply and demand for those assets, our ability to identity existing renewable energy generating assets that meet our criteria, and the volume of projects that are available for sale by equity owners. Our ability to acquire such existing renewable energy generating assets, in whole or in part, will directly impact future revenue.

Demand for Renewable Energy

Growth in wind power and other renewables is being driven by several environmental and socioeconomic factors including:

●	ongoing increases in demand for electricity as a result of population growth and growth in energy consuming devices such as computers, televisions and air conditioning systems;

●	the fluctuating costs of fuel required to operate existing conventional electric generation facilities such as coal, natural gas, nuclear and oil;

●	uncertainty surrounding the growth potential of nuclear power plants and decommissioning of coal-fired power plants;

●	the shorter development time frame of wind projects as compared with natural gas plants and the greater flexibility of wind projects to adapt to changing conditions; and

●

the increased efficiency of newer wind turbine models (such as advances in wind turbine blade aerodynamics, development of variable speed generators, advances in remote operation and monitoring systems, improvements in wind monitoring and forecasting tools and advances in turbine maintenance), improved capacity factors, and more competitive pricing of wind power systems as compared with coal and gas on a dollar-per-megawatt-hour basis due in part to cost competition among suppliers.

In light of these factors, we will continue to develop our capabilities in the renewable energy space with the development of distributed generation projects, such as wind/solar hybrid projects, wind facilities for manufacturing companies seeking to reduce their carbon footprint, and small scale renewable systems including solar projects. If we are not able to diversify our offerings or if demand for renewable energy becomes less robust, our operating results may be negatively impacted.

Government Policies

Historically, our wind projects have been subject in part to various federal, state or local governmental policies that support or incentivize projects from an economic standpoint. Such policies include legislation that aims to reduce energy usage and dependence and promote the use of renewable energy. Incentives provided by the federal government may include tax credits (such as PTCs), tax deductions, accelerated depreciation, and federal grants and loan guarantees.  Incentives provided by state governments include renewable portfolio standards (RPS) which specify the amount of energy utilized by local utility companies that must be derived from sources of clean energy including wind and solar. A number of federal government incentives focused on reducing costs of wind energy production have recently expired or are set to expire in the near term. Specifically, the PTC was extended in January 2013 and applies to all wind projects that began construction in 2013, even if estimated completion is one to two years out, which we believe will help support the development of American wind energy resources and sustain its growth in the short term. The PTC's have now expired for wind projects commencing construction in 2014.

However, overall, failure to extend or renew these or similar incentives in the future and the absence of a long-term energy policy that focuses on the sustainability of the renewable energy industry could have a material adverse impact on our business, results of operation, financial performance and future development of our wind energy projects.

Telecommunications Industry

We feel that our entry into the telecommunications industry through Juhl Tower Services is a natural fit as a service provider to wind generating towers, and will provide a steady revenue stream, in the fast growing telecommunications industry. To keep up with demand, wireless networks are expanding coverage areas served by their specific service, which includes increasing the number of cellular communication towers for their network. These trends have accelerated the demand for cellular communication towers, leading to opportunities for maintenance services of the towers.

There are significant start-up costs associated with the telecommunications market to provide services, including equipment acquisition, hiring and training of personnel, field expenses and back office infrastructure. The financial results of tower services can be significantly affected by seasonal weather patterns, crew productivity, project site planning, and managing the processes surrounding project data and billing. We incurred significant costs during 2013 for start-up and organizational purposes, establishing our presence in the market, and managing productivity, and incurred a significant net loss in 2013 and 2014 to-date. We have reduced the scope and size of projects of the Juhl Tower Services business line, reduced the number of field personnel, and moved to short cycle service work in order to eliminate the operating losses sustained since our launch in first quarter 2013. Our expectation is that our involvement with projects of reduced scope and size will lead to a predictable, profitable revenue stream by September 30, 2014. Absent significant improvement, the Company intends to shut down the operations of Juhl Tower Services and cease its operations by September 30, 2014.

Debt and Equity Financing Markets

Although demand for wind power and other renewables are likely to continue to trend upward for reasons described above, arranging project financing, particularly construction financing, has become increasingly difficult.  The timing of the Company’s construction and turbine supply revenues associated with the development of wind farms is heavily impacted by our ability to complete debt and equity financing arrangements. Such financing may not be available in the future and would negatively affect our operations.

At the initial stage of a project's development, we use a combination of our own balance sheet capital in combination with other financing made possible by equipment vendors and services companies to cover development expenses and equipment costs. Once a project moves to the construction phase, we use a combination of equity capital and construction loans to finance the construction of the project and also use our balance sheet and the resources of subcontractors for funding balance of plant and start-up costs. Proceeds from the construction loans are typically used to fund construction and installation costs as well as to pay for equipment costs such as wind turbines. Finally, once a project is complete and commercial operations begin, we permanently finance the project through a combination of term loans, tax equity financing transactions or other fixed-rate mezzanine capital, the proceeds of which are used to retire the construction loans and pay other service providers.

Results of Operations

Comparison of Three and Six-Month Periods Ended June 30, 2014 and June 30, 2013

Overview

Our general activity during the second quarter of 2014 was primarily focused on the following activities:

Renewable Energy Development

We continued our active development, through Juhl Energy Development, of four wind farm projects comprising approximately 84 MW of development in midwestern, western and eastern regions of the United States. Our project development portfolio is considered diversified in that projects are not concentrated in any particular geographic region, with a focus on areas that generally experience higher electric rates.

In May 2014, we entered into a nonbinding term sheet for the financing of our development and construction services on a 20 MW project in Indiana. We continue to assist the potential investor with due diligence activities in order to complete the equity investment arrangement. We anticipate finalizing the power purchase agreement and the financing arrangement in the third quarter. Initial construction has commenced and depending on availability of interconnection, turbine supply and other factors including financing, we expect to continue the construction during 2014 with completion in this calendar year or first quarter 2015.

As a result of investments made in the acquisition of PVPower in February 2014 along with establishing sales capabilities in the area of small commercial and residential solar installations, we are generating revenue streams from online solar product sales and have been building a pipeline of projects for installation in the third and fourth quarters of 2014. As of June 30, 2014, we have generated approximately $280,000 of sales related to solar initiatives. The Solar Chicago Program has commenced and currently we have provided approximately 78 proposals to residents in the Chicago area representing over $1.1 million of potential sales orders. The timing of revenue generation from this solar program is affected by the final release of a rebate program currently under consideration by the State of Illinois.

Renewable Power Plant Ownership

We continued our focus on identifying existing renewable energy generating assets for purposes of acquiring ownership by our subsidiary, Juhl Renewable Assets.  In August 2014, the Company completed the purchase of 100% of the membership interests of limited liabilities companies comprising 3.2 MW of wind energy facilities in Iowa. The purchase price was paid using approximately $1.9 million of proceeds raised by Juhl Renewable Assets along with a new $2.5 million bank note that is recourse only to the underlying wind farm assets.

With the acquisition of the Iowa wind energy assets in August 2014, we now have ownership in approximately 25 MW of wind energy projects.

Energy & Field Services

During the second quarter of 2014, we continued efforts in growing revenues in our engineering consulting area where we focus our engineering services to the power industry and commercial central plant facilities. We are diminishing our involvement with commercial building systems. In particular, we entered into a services contract in June 2014 for a guaranteed maximum price of approximately $3.4 million with a customer to provide engineering services associated with the construction of a 350 MW natural gas combustion facility in Texas.

We have established approximately ten customer relationships for tower maintenance services for our Juhl Tower Services subsidiary in order to reduce reliance on any one particular customer, providing for opportunities to work in different geographic areas due to seasonal weather conditions. We believe it will positively influence the pricing that we may obtain for our work. Our field services in the second quarter were predominately with two customers. To date, Juhl Tower Services has provided services on more than 254 cell towers. We continue to review our cost effectiveness and profitability in maintaining this tower services capability. If we are not successful in achieving profitability through these efforts, we will likely choose to reduce or wind down our presence in this industry by September 30, 2014.

Revenue

Total revenue increased by approximately $585,000, or 19.9%, from approximately $2,935,000 for the quarter ended June 30, 2013, to approximately $3,520,000 for the quarter ended June 30, 2014. Total revenue increased by approximately $1,269,000 or 23.2% from approximately $5,467,000 for the six months ended June 30, 2013, to approximately $6,736,000 for the six months ended June 30, 2014.

A comparison of our revenue for the six months ended June 30, 2014 and 2013 is as follows:

	For the Six Months Ended
	June 30,
	2014	2013	$ Change	% Change
Revenue:
Renewable energy development	$786,284	$50,428	735,856	1459.2%
Renewable power plant ownership	1,724,954	1,525,959	198,995	13.0%
Energy & field services	4,468,965	4,077,565	391,400	9.6%
Eliminations	(244,249)	(187,445)	(56,804)	30.3%
Total Revenue	$6,735,954	$5,466,507	1,269,447	23.2%

The Company’s revenue comparisons above have been changed from prior presentations to adapt to our expansion of energy and tower services and power plant ownership that have substantially occurred over the last 24 months.

Renewable Energy Development:

Revenue in the Renewable Energy Development segment increased by approximately $231,000 for the quarter ended June 30, 2014 compared to the quarter ended June 30, 2013, and increased by approximately $736,000 for the six months ended June 30, 2014 compared to the six months ended June 30, 2013. The increases were primarily a result of approximately $438,000 of revenue related to the completion of the development and construction of the wind facility for Honda in Russells Point, OH and approximately $280,000 of solar product sales. We have not yet recognized any significant revenue from installation of solar projects but we expect to earn revenue in 2014 as a result of the Chicago Solar Program.

Our revenues from development and construction for the remainder of 2014 will be dependent upon a number of factors including project financing arrangements, our ability to reach contractual agreements for turbine supply and construction services, permitting and variable interest entity rules. In May 2014, we entered into a non-binding term sheet for the financing of our development and construction services related to a 20 MW wind farm in Indiana. The project had commenced construction activities in 2013 to allow utilization of the federal production tax credit prior to its expiration, and it is anticipated that this project will not be complete until 2015. In addition, we expect to recognize approximately $3.0-$3.5 million of revenue in the fourth quarter 2014 in connection with a single turbine project in Utah.

Renewable Power Plant Ownership:

Revenue for electricity sales for the quarter ended June 30, 2014 increased by approximately $84,000, or 10.3%, over 2013, and revenue for electricity sales for the six months ended June 30, 2014 increased by approximately $199,000, or 13.0%, over 2013. The revenue relates to the three wind farms in which the Company maintains ownership. The increases were primarily related to higher wind speeds during the periods as compared to a year ago. Revenues will fluctuate as a result of wind speeds in the geographical areas of these wind farms and therefore revenues will vary accordingly. In addition, electricity sales revenue is adjusted based on the use of an accounting revenue recognition policy that reduces the current billing amounts to the average rate over the remainder of the power purchase contract. We are currently considering acquisition of additional wind farm facilities in 2014 and such acquisitions are dependent on the amount and timing of capital raises.

Energy & Field Services:

Revenue in the Energy & Field Services segment increased by approximately $282,000, from approximately $2,201,000 for the quarter ended June 30, 2013, to approximately $2,483,000 for the quarter ended June 30, 2014, and revenue in the Energy & Field Services segment increased by approximately $391,000, from approximately $4,078,000 for the six months ended June 30, 2013 to approximately $4,469,000 for the six months ended June 30, 2014. The increase was primarily related to additional activity for engineering consulting services.

We expect that our revenues for the remainder of 2014 will increase significantly as a result of construction and development services to two wind farms. We currently perform turbine maintenance services to 52 MW of wind farms and management services to 85 MW of wind farms, and we have conducted service work on at least 254 cellular towers. Our completed wind farm developments typically result in new revenue streams for management services.

Tower services revenues have consistently fallen short of our expectations since our launch in first quarter 2013. We have reduced the scope and size of projects performed by the Juhl Towers Services business line, reduced the number of field personnel, and moved to short cycle service work. We believe that the reduced scope of work will result in more consistent revenue streams and cash flow.

We expect that engineering consulting services will grow this year as a result of known power plant engineering projects that will commence later this year, although there is some offset due to a large services contract that was active in 2013 but now has been substantially completed.

Cost of Revenues

Cost of revenues increased by approximately $287,000, or 11.3% from approximately $2,539,000 for the quarter ended June 30, 2013 to approximately $2,826,000 for the quarter ended June 30, 2014. Cost of revenues increased by approximately $980,000, or 22.9% from approximately $4,276,000 for the six months ended June 30, 2013 to approximately $5,256,000 for the quarter ended June 30, 2014.

The comparison of June 30, 2014 to June 30, 2013 is affected by three primary factors:

●	cost of revenues in 2014 includes an increase of approximately $311,000 for as we invested in additional engineering personnel as compared to 2013 to support our higher revenue streams,
●

cost of revenues in 2014 includes an increase of approximately $200,000 of direct labor and project-related expenses incurred in our effort to diversify our maintenance services to include cellular communication towers, whereas in the quarter a year ago, we had just launched the tower maintenance services capability

●

Cost of revenues in 2014 include approximately $159,000 for costs of solar products sold primarily through online sales, whereas in 2013 we did not have such costs since PVPower was first acquired in February 2014.

●	cost of revenues in 2014 includes approximately $272,000 of construction costs to complete the wind farm project at Honda in Ohio, whereas there were no construction costs in the comparative quarter a year ago.

Gross margins for the six-month period ended June 30, 2014 were approximately $289,000 higher than the same period a year ago. The increased margins were attributable to approximately $174,000 from construction/development of the Honda wind farm project and solar product sales margins; together with $210,000 from increased electricity sales from the higher wind speeds, approximately $32,000 from increase engineering services and offset by approximately $169,000 in lower margins from tower services primarily due to lower margin priced projects during the first half of the year.

Operating Expenses

General and Administrative Expenses. General and administrative expenses increased by approximately $119,000 or 16.4%, from approximately $722,000 for the quarter ended June 30, 2013 to approximately $841,000 for the quarter ended June 30, 2014. General and administrative expenses increased by approximately $385,000, or 29.9%, from approximately $1,284,000 for the six month period ended June 30, 2013 to approximately $1,669,000 for the six month period ended June 30, 2014.

The increase in general and administrative expenses includes increased professional fees of approximately $231,000 with regard to our complexity in annual audit and accounting, legal fees associated with filing requirements associated with being a public company, and legal defense costs not covered by insurance. Other increases include approximately $113,000 in consulting fees, $84,000 in corporate sponsorship costs, $25,000 of additional computer software costs, offset by a reduction of approximately $136,000 in amortization of intangible assets associated with previous acquisitions.

Payroll and Employee Benefits. Payroll and employee benefits expenses increased by approximately $255,000, or 36.9%, from approximately $691,000 for the quarter ended June 30, 2013 to approximately $946,000 for the quarter ended June 30, 2014. Payroll and employee benefits expenses increased by approximately $530,000, or 40.9%, from approximately $1,297,000 for the six month period ended June 30, 2013 to approximately $1,827,000 for the six month period ended June 30, 2014.

The increase in payroll and employee benefits is primarily related to:

●	increase of approximately $217,000 of office and administrative salaries and expenses related to the Juhl Tower Services start-up businesses that was just launching a year ago; and
●	increase in stock-based compensation expense of approximately $280,000.

The payroll expenses related to engineering consulting employees who are directly performing engineering activities are recorded in cost of revenues.  Payroll related to maintenance services employees are also considered as a part of cost of revenues.

Wind Farm Administration Expenses. Wind farm administration expenses represent costs that we incur to perform administrative services with respect to our management services contracts, as well as the general and administrative expenses incurred directly within the three wind farm entities, Valley View, Winona Wind, and Woodstock Hills that we are consolidating. Wind farm administration expenses increased by approximately $16,000, or 13.9%, from approximately $117,000 for the quarter ended June 30, 2013 to approximately $133,000 for the quarter ended June 30, 2014. Wind farm administrative expenses decreased by approximately $29,000 or 13.7% from approximately $213,000 for the six month period ended June 30, 2013 to approximately $242,000 for the six month period ended June 30, 2014.

The change in expenses was primarily attributable to certain project expenses that are based on the higher revenue performance from the wind farms.

Operating Income (Loss)

Our operating loss represents an increase of approximately $91,000, from an operating loss of approximately $1,134,000 for the quarter ended June 30, 2013 compared to operating loss of approximately $1,225,000 for the quarter ended June 30, 2014. Our operating loss represents an increase of approximately $654,000, or 40.8%, from an operating loss of approximately $1,604,000 for the six months ended June 30, 2013 to an operating loss of approximately $2,258,000 for the six months ended June 30, 2014.

With regard to our increase of approximately $91,000 in our operating loss for the quarter ended June 30, 2014, approximately $108,000 is related to negative operating margins of the tower services capability of Juhl Tower Services, together with approximately $146,000 increase in stock compensation expense, and increased professional fees of approximately $47,000, offset by improved profitability by the engineering services of approximately $228,000 achieved through higher billing volume.

With regard to our increase of approximately $654,000 in our operating loss for the six months ended June 30, 2014, approximately $417,000 is related to negative operating margins of the tower services capability of Juhl Tower Services, together with approximately $280,000 increase in stock compensation expense, and increased professional fees of approximately $231,000, offset by improved gross margins of approximately $210,000 from electricity sales resulting from better wind conditions in 2014.

Other Income (Expense)

Other expense increased approximately $427,000 for the quarter ended June 30, 2014 compared to June 30, 2013 primarily due to the fluctuation in fair value of the interest rate swap. The fair value of the interest rate swap arrangement was subject to fluctuation due to changes in the LIBO rate market as evidenced by a fair value gain adjustment of approximately $423,000 for the same quarter a year ago versus no fair value loss adjustment in the current quarter. The interest rate swap arrangement was terminated in March 2014 and no further adjustments will be required.

Other expense increased approximately $592,000 during the six months ended June 30, 2014 and the increase is primarily the period-over-period difference in fair value gain adjustment related to an interest rate swap agreement on the Valley View wind farm project. As noted above, the fair value of the interest rate swap arrangement was subject to fluctuation due to changes in the LIBO rate market and no further adjustments in 2014 will be required because it has been repaid. Interest expense is flat between 2014 and 2013 for both the quarter and six months to-date.

Net Income (Loss)

Net loss increased by approximately $518,000, or 56.5%, from a net loss of approximately $917,000 for the quarter ended June 30, 2013 to net loss of approximately $1,435,000 for the quarter ended June 30, 2014. Net loss increased by approximately $1,246,000 or 83.1% from a net loss of approximately $1,500,000 for the six months ended June 30, 2013 to a net loss of approximately $2,746,000 for the six months ended June 30, 2014.

The increases in the net loss for the quarter and six months ended June 30, 2014 and 2013 is primarily attributable to the reasons noted in the Operating Income (Loss) above for negative operating margins of the tower services capability and increases in stock compensation expense and professional fees, together with the variation in the fair valuation adjustments to the interest rate swap of $423,000 and $592,000 for the quarter and six month periods, respectively.

Changes in the Financial Condition for the Period ended June 30, 2014

Accounts Receivable

Traditional credit terms are extended to customers in the normal course of business. We perform ongoing credit evaluations of our customers’ financial condition and generally require no collateral. Accounts receivable of approximately $1,518,000 at June 30, 2014 included approximately $1,094,000 for engineering consulting and tower services open accounts, and approximately $229,000 related to receivables from selling electrical power to a credit-rated utility company. The receivables include an allowance for doubtful accounts of approximately $41,000 which we believe is sufficient to cover any potential uncollectible amounts. Accounts receivable of approximately $3,047,000 at December 31, 2013 included approximately $1,373,000 for construction receivable, approximately $1,257,000 for engineering consulting and tower services open accounts, and approximately $247,000 related to receivables from selling electrical power to a credit-rated utility company.

Property and Equipment

As of June 30, 2014 and December 31, 2013, we held approximately $23,258,000 and $23,832,000 in net book value of property and equipment, respectively.  The assets include approximately $25,914,000 (at original cost) in wind turbine assets of Woodstock Hills, Valley View and Winona County. The wind farm assets were booked at fair value at the time of the acquisition for the Woodstock Hills and Valley View entities, and at book value for Winona County due to common control. Other assets included in property and equipment includes land, buildings, office equipment, shop equipment and service vehicles.

Liquidity and Capital Resources

Juhl Energy, as a holding company, does not directly operate or have any ownership in any revenue-producing generation facilities. Thus, it has no material assets other than the stock of its subsidiaries and depends upon transfers of funds from its subsidiaries to meet its obligations.

Liquidity is a measure of our ability to meet potential short-term (within one year) and long-term cash requirements, which includes our ability to repay debt, fund and maintain our services offerings and projects, and other general business needs.

At June 30, 2014, we carried approximately $1,723,000 in cash on the balance sheet (excluding restricted cash).  Our unrestricted cash balances increased by approximately $442,000 during the six months ended June 30, 2014. The increase in cash resources since the beginning of the quarter is primarily related to a reduction in restricted cash as a result of the release of an escrow reserve account from a previous lender in conjunction with the refinancing of the Valley View loan, as well as management of accounts payable balances, offset by the cash needed to absorb working capital needs for the Juhl Tower Services business and increases in operating expenses. Further explanation of the changes within our cash balances is included in the commentary below regarding operating, investing and financing activities.

The Company currently has negative working capital and during years ended 2012 and 2013 and for the six months ended June 30, 2014 and 2013, the Company incurred losses from operations and experienced negative cash flows from operating activities. This is primarily attributable to the highly cyclical nature of the wind farm development and construction aspects of our business model and the launch of maintenance services to the telecommunications industry in March 2013. The Company has worked to stabilize its operations by diversifying its business model with recurring revenue and profit streams in order to offset or minimize the fluctuations in our wind farm development and construction operating activities. In August 2014, Management has reduced the scope and size of projects of its Juhl Towers Services business line, reduced the number of field personnel, and moved to short cycle service work as a result of losses that have historically approximated $150,000 to $200,000 per month in this segment. Management continues to monitor the results of this business segment weekly and is currently working to eliminate the losses and generate net income.  Absent significant improvement, the Company intends to shut down the operations of Juhl Tower Services and cease its operations by September 30, 2014.  The Company’s projections on future liquidity and cash flows do not include any projected losses after September 30, 2014.

In March 2014, Juhl Renewable Assets commenced a new private sale of its preferred securities with the intention of raising up to $3,000,000 for the following purposes (i) to payback an intercompany loan, (ii) to redeem an interest held by an investor in the Valley View wind project as a result of the turbine supplier put notice, (iii) to purchase additional wind farm assets and (iv) other purposes. As of June 30, 2014, the Company raised approximately $643,000 and raised an additional $1,800,000 in cash in July and August 2014. The Company utilized this private placement primarily to provide funding assistance for the acquisition of wind farm assets located in Iowa and to replenish previous advances made by the Company in acquiring its existing ownership interests in wind farms.

On July 31, 2014, the Company priced its underwritten public offering of 10,750,000 shares of its common stock at a price to the public of $0.20 per share.  In addition, the Company has granted the underwriters a 30-day option to purchase up to an additional 1,612,500 shares of common stock at the public offering price to cover over-allotments, if any.  The gross proceeds from the offering were approximately $2,150,000 (or $2,472,500 if the over-allotment option is exercised in full) prior to deducting underwriting commissions and offering expenses.  The offering closed on August 6, 2014.  Northland Capital Markets is acting as sole book-running manager for the offering. Northland Capital Markets is the trade name for certain capital market and investment banking services of Northland Securities, Inc., member FINRA/SIPC.  A registration statement related to these securities was filed with, and declared effective by, the Securities and Exchange Commission on July 31, 2014.

In February 2014, the Company entered into a Securities Purchase Agreement with the primary Series A Preferred stockholder whereby the Company agreed to purchase 10,398,750 shares of Preferred Stock of the Company held by Vision Opportunity Master Fund, Ltd. (“Vision”) (consisting of 4,560,000 shares of Series A Preferred Stock and 5,838,750 shares of Series B Preferred Stock) for a total purchase price of approximately $2,184,000 (the “Purchase Price”).  The Company agreed to pay the purchase price in the following manner: (i) pay a non-refundable $40,000 deposit on date of execution of the Purchase Agreement; (ii) pay a non-refundable payment of $40,000 on or before March 15, 2014; and (iii) issue Seller an amortizing promissory note on April 1, 2014, with a principal sum of approximately $2,104,000 for the remaining balance of the Purchase Price, with an interest rate of 8% and a maturity date of May 1, 2015 (the “Note”).  The Purchase Price was satisfied and the conditions were met, and the transaction closed on April 1, 2014.  The outstanding balance on the promissory note at August 18, 2014 is approximately $2,000,000, including accrued interest, and requires monthly payments of $40,000 until the maturity date.   The Company intended to use 50% of the proceeds from its underwritten public offering of its common stock (as described above) to accelerate principal payments on the Note.  We will pay Vision a one-time payment of $100,000 of principal on or before August 22, 2014 instead of the 50% of the offering proceeds from the common stock underwritten public offering.

The Company entered into an amendment agreement to the Note with Vision on August 18, 2014, whereby Vision agreed that the Company is not in default under the Note.  Further, Vision agreed to extend the maturity date of the Note to July 31, 2015 for a one-time principal payment of $100,000 to Vision no later than August 22, 2014.  Upon such payment, the balance of the Note will be reduced to approximately $1,908,000 including accrued interest.  The amended Note does not change the requirement for the Company to make minimum cash payments of $40,000 per month through the new maturity date. The Company intends to modify the use of proceeds from the offering so that only $100,000 of the proceeds are used for a one-time payment of the principal due under the Note and the remaining proceeds are allocated among the other uses of proceeds described in the prospectus for the offering, including new project development and acquisition of assets, as well as to provide liquidity for working capital and for general corporate purposes.

We believe that funds generated from existing cash resources, current contractual agreements, cost controls, and improvements or closure in our tower services operations will be sufficient to finance our operations and planned capital expenditures through the next 12 months.

Our balance sheet at June 30, 2014 includes a promissory note payable of approximately $3,107,000 to a turbine supplier for amounts due for turbines on the Winona County wind project.  The note was initially payable in April 2012 assuming that the project was able to raise permanent project debt financing. It has proven difficult for the underlying project to obtain outside debt or equity financing as a result of the nature of turbines being a new introduction to the U.S. market together with turbine performance issues. Until such time that debt or other sources of outside financing is achieved, the note is payable through free cash flows available from the Winona County wind project, and as such, approximately $2,981,000 has been classified as long-term based on our assessment of future cash flows that are expected beyond one year. The Company has a secured interest in the Winona County wind project.

The turbine supplier has filed a suit against the Winona County wind project and the Company (and other defendants) for non-payment of the note, among other claims, which the defendants, including the Company, dispute such allegations (as described more fully under “Legal Proceedings”). We do not expect that our liquidity will be affected other than the initial defense costs related to the suit required as a part of our insurance deductible.

We have established a $600,000 bank line of credit for the engineering services business and $500,000 bank line of credit for the tower services business to assist in the funding of business activities using accounts receivable as a borrowing base; however, the bank lines are subject to the amount of open receivables and eligibility requirements, and must be renewed annually. The $500,000 bank line of credit for the tower services business matured in June 2014 and we have obtained an extension from the lender to extend the line of credit to September 1, 2014, and the parent guarantee associated with the agreement will remain. At June 30, 2014, the balance on the line of credit was approximately $133,000. If necessary, we will seek a waiver for any covenant violations as a part of a new agreement or amendment when the current extension expires in September 2014.

We are currently analyzing existing wind farm or solar portfolios of owners who may be interested in selling their ownership interests in such portfolios. We would expect to primarily utilize the sale of Juhl Renewable Assets Series A Preferred Stock in combination with resources that we believe will be available to us from outside debt or tax equity resources. We have identified various projects for further analysis, but it is not yet possible to predict whether we will be successful in any negotiations for the acquisition of any such projects. On August 11, 2014, the Company closed on the purchase of 100% of the membership interests of limited liability companies comprising 3.2 MW of wind energy facilities in Iowa. The purchase price was paid using approximately $1.9 million of proceeds raised by Juhl Renewable Assets along with a new $2.5 million bank note that is recourse only to the underlying wind farm assets. The bank note carries a weighted average interest rate of approximately 4.1% and will be amortized over approximately seven years at which time there will be a balloon payment on any remaining amounts owed. The purchase of the wind facilities includes a power purchase agreement with a regulated utility that expires approximately at the same time as the loan maturity date.

We will continue our internal efforts to assist project owners in arranging financing terms for each wind farm and solar project under development, and also to acquire energy assets.  The ability to assist project owners with obtaining debt and equity financing, or obtaining financing for asset purchases, is a material factor in producing our future development fee and electricity sales revenue streams and cash flow.

Going forward, we plan to broaden our financial sources to include term loans, public and private equity, and debt issuances, and specific asset funding related to our development fee revenue streams and cash flows.  Based on market conditions, we may use other forms of leverage in addition to these financing arrangements in order to obtain a suitable cost of capital.

 Future Growth and Financing

Despite the political climate which has resulted in uncertainty around federal energy policy, we have been able to secure development rights for late stage wind farm development opportunities that could enable us to complete wind farm projects for large corporations or small utilities who desire to purchase electricity from these projects.  We will seek to obtain additional sources of recurring revenue from maintenance, administrative and services businesses through securing new business or undertaking additional mergers or acquisitions, and offset the inconsistent revenue patterns that we see in our wind farm development business.

Our future growth strategy is dependent upon diversifying our service offerings in the renewable energy space through the integration of our operating subsidiaries to generate a predictable revenue stream.  Specific to wind, we will continue to pursue new community wind farm developments in order to maintain an active backlog of projects, including distributed generation projects that involve corporate businesses that, like utilities, express a desire to purchase electricity produced by wind farms on long-term contracts. However, we cannot assure that actions will be successful. Should revenue decline to a level significantly below our current expectations, we would reduce capital expenditures and implement cost-reduction initiatives which we believe will be sufficient to ensure that funds generated from operations, together with existing cash and funds available from borrowing under any open credit agreement.

In conjunction with our financing activities as described above, we believe that we would be able to more quickly bring wind farm or solar projects through the early development and construction stages if we were able to access a funding mechanism that we could utilize in sponsoring wind farm developments.  Like much of the U.S. economy that relies on extension of credit, the community wind industry in general has experienced difficulties in obtaining sources of funding from the current equity and debt financing marketplace, as cited above under “Factors Affecting Our Operating Results”.

The formation of Juhl Renewable Assets provides us with the ability to acquire ownership of existing wind farms that fit our distributed generation model and the size range of products that we typically develop.  We intend to raise funds to purchase such wind and related assets through the selling of preferred stock in Juhl Renewable Assets in order to fund our strategic acquisition operations.  This may avoid delays and difficulties of obtaining financing from traditional lending sources and continue to provide access to financing.

As described under Liquidity, the Company purchased 10,398,750 shares of Preferred Stock of the Company held by Vision for a total purchase price of approximately $2,184,000, and issued Vision a promissory note of approximately $2,104,000 for the remaining balance of the purchase price on April 1, 2014. By removing our primary institutional investor pursuant to the structure described above, we believe that Juhl Energy will now be able to diversify the previous holdings of this institutional investor. Further, the Purchase Agreement (as described above), allows us to recapture the stock long-held by Vision, to clear ownership concentration.

Further, on February 20, 2014, we entered into a Conversion Agreement with Daybreak Special Situations Master Fund, LTD., (“Daybreak”), the other holder of our Series A Preferred Stock with Vision, whereby Daybreak converted its 260,000 shares of Series A Preferred Stock of the Company into 260,000 shares of common stock of the Company.  In consideration for such conversion, the Company delivered the following to Daybreak: (i) $10,000 in cash and (ii) a put option for 60,000 shares of common stock of the Company, in which Daybreak has the right to require the Company to purchase such shares at $.25 during the 90 day period following the closing of the transaction, as set forth in the Put Option Agreement that Daybreak and the Company entered into simultaneously with the Conversion Agreement.   On May 21, 2014, the Company received notice from Daybreak that it had exercised its put option, and as a result, the Company redeemed 60,000 shares of common stock of the Company for $15,000.

Upon completion of the Vision Purchase Agreement on April 1, 2014 and the Daybreak Conversion Agreement on February 20, 2014, Juhl Energy’s capital structure has now been simplified by eliminating all of the Series A Preferred Stock and removing the current quarterly dividend payment that has accompanied the preferred equity held by Vision and Daybreak.

Net Cash – Operating Activities

Net cash used in operating activities decreased by approximately $264,000, from the net cash used in operating activities of approximately $566,000 for the six months ended June 30, 2013 to net cash used in operating activities of approximately $302,000 for the six months ended June 30, 2014.

The net cash used in operating activities of $264,000 for the six months ended June 30, 2014 is primarily due to the cash used for working capital and funding losses in the operations of the Juhl Tower Services business, payment to terminate the interest rate swap agreement, and payments of accounts payable. We will continue to manage operating expenses for cash flow control as we seek to diversify our revenue base.

Net Cash – Investing Activities

Net cash used in investing activities decreased by approximately $460,000, from the net cash used in investing activities of approximately $654,000 for the six months ended June 30, 2013 to net cash used in investing activities of approximately $194,000 for the six months ended June 30, 2014. The change is primarily attributable to approximately $736,000 of cash payments made in the prior period for the PEC acquisition, and offset by approximately $320,000 of cash proceeds from the maturity of a certificate of deposit. Property and equipment additions range from $100,000 to $150,000 in the six-month periods.

Net Cash – Financing Activities

Net cash flow provided by financing activities increased by approximately $536,000, from the net cash flow provided by financing activities of approximately $402,000 for the six months ended June 30 2013 to net cash provided by financing activities of approximately $938,000 for the six months ended June 30, 2014.  The increase in cash provided by financing activities is primarily attributable to a reduction in restricted cash of approximately $407,000 and release of approximately $289,000 from lender escrow reserves from the Valley View refinancing transaction, offset by approximately $196,000 in loan financing costs, approximately $80,000 in payments to repurchase preferred stock of Vision, and increased dividend payments of approximately $67,000 as a result in the growth of Juhl Renewable Assets preferred stock.

Impact of Inflation

We expect to be able to pass inflationary increases on to our customers through price increases, as required, and do not expect inflation to be a significant factor in our business.

Seasonality

Although our operating history is limited, we do not believe our services are seasonal except for future wind farm construction and operating revenue, which may be impacted by climate in the Upper Midwest.

Off-Balance Sheet Arrangements

We have made certain guarantees of indebtedness or offered indemnifications of warranties and representations in conjunction with the funding activities of the Valley View and Grant County wind farms.

In conjunction the closing of an equity commitment on the Honda project in November 2013, the Company has made certain parent company guarantees to the equity investor involving the satisfactory performance of its subsidiaries for the completion of the project construction and the warranty obligations under the construction agreement. If such guarantees would result in amounts due under the guarantees to be more than 50% of the approximate $10 million project cost, the Company would have the option to repurchase the project from the equity investor for the project cost.

The Company agreed to guarantee certain payments to investors in the Valley View wind farm project as set forth below:

●

The timely payment of any and all guaranteed payments required to be paid to preferred membership investors (who contributed approximately $2.5 million) as they may become due under the respective LLC operating agreements, and the timely payment of any and all amounts payable upon exercise of a put right by such preferred members. The put right is outside the control of the Company and may occur either in two years or in certain cases, ten years. The Company does have up to six months from the date that to make such put right payment, and should the Company fail to make the put right payment within such six month period, the principal amount owed by the Company is subject to a penalty of an additional 10%. In October 2013, one of the parties representing $518,000 of the preferred membership investors, exercised their put right and the Company expects that it will redeem such interests in the third quarter of 2014.

●

The Company has agreed, with respect to a put right made available to one of the Common Members in the Valley View wind farm project (who contributed $500,000) to redeem any of its units then held by the respective individual investor for a price in cash equal to the present value of the (i) estimate future distributions to be made to Purchaser net of (ii) estimated future income allocations for which no distributions are projected to be made (“Put Right Purchase Amount”). If the Company fails to pay in full the Put Right Purchase Amount in cash on the due date, the Company shall issue a promissory note with a maturity date not exceeding 36 months and pay interest thereon.

●

The Company has made certain representations and warranties with regard to indemnifications in conjunction with the funding activities of the Grant County wind farm, including potential liabilities for Section 1603 Treasury Grant recapture or tax liabilities attributable to the period prior to the closing date.

Aside from these arrangements, we believe that there are no off-balance sheet arrangements between us and any other entity that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

Variable Interest Entities

The Company has determined that one of its wind farm projects is variable interest entity (“VIE”). The footnotes to our consolidated financial statements in this report provide our analysis and judgments with respect to whether or not the Company should consider consolidation of these VIE’s into our consolidated financial statements. We have consolidated one VIE because we believe that we had implicit power to significantly impact the economic performance of the limited liability company associated with that wind farm project.

Item 3. QUANTITATIVE AND QUALITATIVE ANALYSIS ABOUT MARKET RISK

Not applicable.

Item 4. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Our management, with the participation of our Principal Executive Officer and our Principal Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of June 30, 2014, the end of the period covered by this report. Based upon management’s evaluation, our Principal Executive Officer and our Principal Financial Officer concluded primarily based on the material weakness in internal control over financial reporting as reported in the Company’s Annual Report on Form 10-K filed on April 7, 2014 that, as of June 30, 2014, our disclosure controls and procedures were not effective at a reasonable assurance level to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Principal Executive Officer and our Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Under the supervision and with the participation of management, as of the end of the period covered by this report, the Certifying Officers evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act).

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal controls over financial reporting during the three-month period ended June 30, 2014 that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

PART II - OTHER INFORMATION

Item 1. LEGAL PROCEEDINGS

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. While the ultimate outcome of these matters is not presently determinable, the Company believes that the resolution of outstanding claims will not have a material adverse effect on the Company.  Due to the uncertainties in the settlement process, it is at least reasonably possible that management’s view of outcomes will change in the near term.

On December 5, 2013, Unison Co., Ltd. (“Plaintiff”) filed a civil complaint against Juhl Energy, Juhl Energy Development, Winona Wind Holdings, LLC, Winona County Wind, LLC, members of management, and others (the “Defendants”) in the U.S. District Court for the District of Minnesota. The lawsuit arises out of the purchase of two wind turbine generators from Plaintiff, whereby Juhl Energy Development financed the cost of the wind turbines by obtaining a loan from the Plaintiff. The wind turbines were installed at a wind farm project in Winona County, Minnesota. The complaint purports to state causes of action for (i) fraudulent inducement, (ii) breach of Juhl Energy Development’s Financing Agreement with Unison: (iii) breach of the implied covenant of good faith and fair dealing; (iv) tortious interference with contractual relationship; and (v) unjust enrichment. Plaintiff is seeking the following: (i) awarding Plaintiff money damages in amount in excess of $75,000 together with pre-judgment and post-judgment interest as allowable by law; (ii) awarding Plaintiff amounts by which Defendants were unjustly enriched; and (iii) awarding Plaintiff its attorney fees, costs, and disbursements by law or equity. The Defendants, including the Company, dispute all allegations in the complaint and are defending the action.

Item 1A. RISK FACTORS

Not applicable.

Item 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Effective April 9, 2014, we issued a stock warrant to purchase an aggregate of 200,000 shares of common stock to an outside director at an exercise price of $0.40 per share (the closing price of the stock as of the date of issuance). The warrants were issued pursuant to a Warrant Agreement, the form of which is incorporated by reference as Exhibit 10.1. The warrant was issued in conjunction with an appointment as an independent director. Neither the warrant nor the underlying common stock was registered under the Securities Act, or the securities laws of any state, but were issued in reliance on the exemption from registration afforded by Section 4(a)(2) under the Securities Act and corresponding provisions of state securities laws. Such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements, and the Warrant Agreement and any stock certificates issued upon exercise thereof shall contain a legend stating the same.

Following the end of the quarter, effective August 6, 2014, we issued a stock warrant to purchase an aggregate of 537,500 shares of common stock to an underwriter at an exercise price of $0.23 per share (the closing price of the stock as of the date of issuance). The warrants were issued pursuant to a Warrant Agreement, the form of which is incorporated by reference as Exhibit 10.2. The warrant was issued in conjunction with the public offering of 10,750,000 shares of the common stock registered on the Company’s Registration Statement on Form S-1 filed with the U.S. Securities and Exchange Commission. Neither the warrant nor the underlying common stock was registered under the Securities Act, or the securities laws of any state, but were issued in reliance on the exemption from registration afforded by Section 4(a)(2) under the Securities Act and corresponding provisions of state securities laws. Such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements, and the Warrant Agreement and any stock certificates issued upon exercise thereof shall contain a legend stating the same.

Item 3. DEFAULTS UPON SENIOR SECURITIES.

None.

Item 4. MINE SAFETY DISCLOSURES.

None.

Item 5. OTHER INFORMATION.

a)	None
b)	None

Item 6. EXHIBITS

Exhibits required by Item 601 of Regulation S-K:

Incorporated by Reference Herein
Exhibit No.	Exhibit Description	Filed Here-with	Exhibit No.	Form/File No.	Filing Date

3.1	Composite Certificate of Incorporation of Juhl Energy, Inc.		3.1	Form S-1 File No. 333-195636	May 1, 2014

3.2	Amended and Restated Bylaws		3	Form 8-K File No. 000-54080	August 22, 2011

10.1	Form of Warrant	X

10.2	Form of Warrant Issued to Northland Securities, Inc.		10.16	Form S-1/A	June 6, 2014
File No. 333-195636

31.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X

31.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X

32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X

32.2	Certification of Principal Financial Officer Pursuant 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X

101.INS	XBRL Instance Document*	X

101.SCH	XBRL Taxonomy Extension Schema Document*	X

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*	X

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*	X

101.LAB	XBRL Taxonomy Extension Label Linkbase Document*	X

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*	X

* Pursuant to Rule 406T of Regulation S-T, the interactive files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant caused duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JUHL ENERGY, INC.
(Registrant)

Date: August 19, 2014
/s/ John Mitola
John Mitola
President

Exhibit 10.1

THIS WARRANT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD, OFFERED FOR SALE OR TRANSFERRED UNLESS SUCH SALE OR TRANSFER IS IN ACCORDANCE WITH THE REGISTRATION REQUIREMENTS OF SUCH ACT AND APPLICABLE LAWS OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND APPLICABLE LAWS IS AVAILABLE WITH RESPECT THERETO.

THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUED UPON ITS EXERCISE ARE SUBJECT TO THE RESTRICTIONS ON TRANSFER SET FORTH IN SECTION 5 OF THIS WARRANT

Warrant No. [__]	Number of Shares: [___]
(subject to adjustment)

Date of Issuance: [_________]

JUHL ENERGY, INC.

1502 17TH Street SE

Pipestone, MN 56164

Common Stock Purchase Warrant

(Void after [                    ])

Juhl Energy, Inc., a Delaware corporation (the “Company”), for value received, hereby certifies that [Holder] or registered assigns (the “Registered Holder”), is entitled, subject to the terms and conditions set forth below, to purchase from the Company, at any time or from time to time, on or after the date of issuance and on or before 5:00 p.m. (Local Time) on [_______], [_____________] shares of common stock of the Company (“Common Stock”), at a purchase price of [______] Dollars ([___]) per share. The shares purchasable upon exercise of this Warrant, and the purchase price per share, each as adjusted from time to time pursuant to the provisions of this Warrant, are hereinafter referred to as the “Warrant Shares” and the “Purchase Price,” respectively.

1.     Exercise.

(a)     Exercise for Cash. The Registered Holder may, at its option, elect to exercise this Warrant, in whole or in part and at any time or from time to time, subject to the terms regarding “Vesting” below, and only exercisable to the extent vested, by surrendering this Warrant, with the purchase form appended hereto as Exhibit A duly executed by or on behalf of the Registered Holder, at the principal office of the Company, or at such other office or agency as the Company may designate, accompanied by payment of the Purchase Price payable in respect of the number of Warrant Shares purchased upon such exercise. The Purchase Price may be paid by (i) cash or its equivalent; (ii) promissory note (if permitted by the Board of Directors of the Company (the “Board”)); (iii) a combination of the foregoing methods of payment as permitted by the Board; or (iv) such other consideration and method of payment for the issuance of shares to the extent permitted under applicable laws and approved by the Board. The Board may also allow cashless exercise as permitted under Federal Reserve Board’s Regulation T, subject to applicable securities law restrictions.

(b)     Exercise Date. Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the day on which this Warrant shall have been surrendered to the Company as provided in subsection 1(a) (the “Exercise Date”). At such time, the person or persons in whose name or names any certificates for Warrant Shares shall be issuable upon such exercise as provided in subsection 1(c) below shall be deemed to have become the holder or holders of record of the Warrant Shares represented by such certificates.

(c)     Issuance of Certificates. As soon as practicable after the exercise of this Warrant in whole or in part, and in any event within 20 days thereafter, the Company, at its expense, will cause to be issued in the name of, and delivered to, the Registered Holder, or the Registered Holder (upon payment by the Registered Holder of any applicable transfer taxes) may direct:

(i)     a certificate or certificates for the number of full Warrant Shares to which the Registered Holder shall be entitled upon such exercise plus, in lieu of any fractional share to which the Registered Holder would otherwise be entitled, cash in an amount determined pursuant to Section 3 hereof; and

(ii)     in case such exercise is in part only, a new warrant or warrants (dated the date hereof) of like tenor, calling in the aggregate on the face or faces thereof for the number of Warrant Shares equal (without giving effect to any adjustment therein) to the number of such shares called for on the face of this Warrant minus the number of Warrant Shares for which this Warrant was so exercised.

          (d)     Vesting. Warrants granted hereunder shall become, subject to the other terms referred to herein, exercisable strictly in accordance with the following schedule:

[Date Exercisable	Amount Exercisable]

Notwithstanding the foregoing Vesting provision, the Company may in its sole discretion at any time after the grant of a Warrant accelerate vesting of such Warrant in whole or in part.

2.     Adjustments.

(a)     Adjustment for Stock Splits and Combinations. If the Company shall at any time or from time to time after the date on which this Warrant was first issued (the “Original Issue Date”) effect a subdivision of the outstanding Common Stock, the Purchase Price then in effect immediately before that subdivision shall be proportionately decreased. If the Company shall, at any time or from time to time after the Original Issue Date, combine the outstanding shares of Common Stock, the Purchase Price then in effect immediately before the combination shall be proportionately increased. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.

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(b)     Adjustment for Certain Dividends and Distributions. If the Company shall at any time or from time to time after the Original Issue Date make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, then and in each such event, the Purchase Price then in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Purchase Price then in effect by a fraction:

(i)     the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(ii)     the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

provided, however, that if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Purchase Price shall be recomputed accordingly as of the close of business on such record date, and thereafter the Purchase Price shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends or distributions.

(c)     Adjustment in Number of Warrant Shares. When any adjustment is required to be made in the Purchase Price pursuant to subsections 2(a) or 2(b), the number of Warrant Shares purchasable upon the exercise of this Warrant shall be changed to the number determined by dividing (i) an amount equal to the number of shares issuable upon the exercise of this Warrant immediately prior to such adjustment, multiplied by the Purchase Price in effect immediately prior to such adjustment, by (ii) the Purchase Price in effect immediately after such adjustment.

(d)     Adjustments for Other Dividends and Distributions. In the event the Company at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Company (other than shares of Common Stock) or in cash or other property (other than regular cash dividends paid out of earnings or earned surplus, determined in accordance with generally accepted accounting principles), then and in each such event provision shall be made so that the Registered Holder shall receive upon exercise hereof, in addition to the number of shares of Common Stock issuable hereunder, the kind and amount of securities of the Company, cash or other property which the Registered Holder would have been entitled to receive had this Warrant been exercised on the date of such event and had the Registered Holder thereafter, during the period from the date of such event to and including the Exercise Date, retained any such securities receivable during such period, giving application to all adjustments called for during such period under this Section 2 with respect to the rights of the Registered Holder.

(e)     Adjustment for Reorganization. If there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Company in which the Common Stock is converted into or exchanged for securities, cash or other property (other than a transaction covered by subsections 2(a), 2(b) or 2(d)) (collectively, a “Reorganization”), then following such Reorganization, the Registered Holder shall receive upon exercise hereof the kind and amount of securities, cash or other property which the Registered Holder would have been entitled to receive pursuant to such Reorganization if such exercise had taken place immediately prior to such Reorganization. In any such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions set forth herein with respect to the rights and interests thereafter of the Registered Holder, to the end that the provisions set forth in this Section 2 (including provisions with respect to changes in and other adjustments of the Purchase Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities, cash or other property thereafter deliverable upon the exercise of this Warrant.

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(f)     Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Purchase Price pursuant to this Section 2, the Company at its expense shall, as promptly as reasonably practicable thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Registered Holder a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property for which this Warrant shall be exercisable and the Purchase Price) and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, as promptly as reasonably practicable after the written request at any time of the Registered Holder, furnish or cause to be furnished to the Registered Holder a certificate setting forth (i) the Purchase Price then in effect and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the exercise of this Warrant.

3.     Fractional Shares. The Company shall not be required upon the exercise of this Warrant to issue any fractional shares but shall pay the value thereof to the Registered Holder in cash.

4.     Investment Representations. The initial Registered Holder represents and warrants to the Company as follows:

(a)     Investment. It is acquiring the Warrant, and (if and when it exercises this Warrant) it will acquire the Warrant Shares, for its own account for investment and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same; and the Registered Holder has no present or contemplated agreement, undertaking, arrangement, obligation, indebtedness or commitment providing for the disposition thereof

(b)     Accredited Investor. The Registered Holder is an “accredited investor” as defined in Rule 501(a) under the Securities Act of 1933, as amended (the “Act”).

(c)     Experience. The Registered Holder has made such inquiry concerning the Company and its business and personnel as it has deemed appropriate; and the Registered Holder has sufficient knowledge and experience in finance and business that it is capable of evaluating the risks and merits of its investment in the Company.

5.     Transfers and Restrictions Upon Transfers.

(a)     This Warrant and the Warrant Shares shall not be sold or transferred unless either (i) they first shall have been registered under the Act, or (ii) the Company first shall have been furnished with an opinion of legal counsel, reasonably satisfactory to the Company, to the effect that such sale or transfer is exempt from the registration requirements of the Act. Notwithstanding the foregoing, no registration or opinion of counsel shall be required for (i) a transfer by a Registered Holder which is an entity to a wholly-owned subsidiary of such entity, a transfer by a Registered Holder which is a partnership to a partner of such partnership or a retired partner of such partnership or to the estate of any such partner or retired partner, or a transfer by a Registered Holder which is a limited liability company to a member of such limited liability company or a retired member or to the estate of any such member or retired member, provided, that the transferee in each case agrees in writing to be subject to the terms of this Section 5; or (ii) a transfer made in accordance with Rule 144 under the Act.

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(b)     Each certificate representing Warrant Shares shall bear a legend substantially in the following form:

“The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be offered, sold or otherwise transferred, pledged or hypothecated unless and until such securities are registered under such Act or an opinion of counsel satisfactory to the Company is obtained to the effect that such registration is not required.”

The foregoing legend shall be removed from the certificates representing any Warrant Shares, at the request of the holder thereof, at such time as they become eligible for resale pursuant to Rule 144 under the Act.

(c)     The Company will maintain a register containing the name and address of the Registered Holder of this Warrant. The Registered Holder may change its address as shown on the warrant register by written notice to the Company requesting such change.

(d)     Subject to the provisions of Section 5 hereof, this Warrant and all rights hereunder are transferable, in whole or in part, upon surrender of this Warrant with a properly executed assignment (in the form of Exhibit B hereto) at the principal office of the Company (or, if another office or agency has been designated by the Company for such purpose, then at such other office or agency).

6.     No Impairment. The Company will not, by amendment of its charter or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Registered Holder against impairment.

7.     Notices of Record Date. In the event:

(a)     the Company shall take a record of the holders of its Common Stock (or other stock or securities at the time deliverable upon the exercise of this Warrant) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right; or

(b)     of any capital reorganization of the Company, any reclassification of the Common Stock of the Company, any consolidation or merger of the Company with or into another corporation (other than a consolidation or merger in which the Company is the surviving entity and its Common Stock is not converted into or exchanged for any other securities or property), or any transfer of all or substantially all of the assets of the Company; or

(c)     of the voluntary or involuntary dissolution, liquidation or winding-up of the Company,

then, and in each such case, the Company will send or cause to be sent to the Registered Holder a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other stock or securities at the time deliverable upon the exercise of this Warrant) shall be entitled to exchange their shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up. Such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice.

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8.     Reservation of Stock. The Company will at all times reserve and keep available, solely for issuance and delivery upon the exercise of this Warrant, such number of Warrant Shares and other securities, cash and/or property, as from time to time shall be issuable upon the exercise of this Warrant.

9.     Exchange or Replacement of Warrants.

(a)     Upon the surrender by the Registered Holder, properly endorsed, to the Company at the principal office of the Company, the Company will, subject to the provisions of Section 5 hereof, issue and deliver to or upon the order of the Registered Holder, at the Company’s expense a new Warrant or Warrants of like tenor, in the name of the Registered Holder or as the Registered Holder (upon payment by the Registered Holder of any applicable transfer taxes) may direct, calling in the aggregate on the face or faces thereof for the number of shares of Common Stock (or other securities, cash and/or property) then issuable upon exercise of this Warrant.

(b)     Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and (in the case of loss, theft or destruction) upon delivery of an indemnity agreement (with surety if reasonably required) in an amount reasonably satisfactory to the Company, or (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will issue, in lieu thereof, a new Warrant of like tenor.

10.     Agreement in Connection with Public Offering. The Registered Holder agrees, in connection with any public offering of the Company’s securities pursuant to a registration statement under the Act, (i) not to sell, make short sale of, loan, grant any options for the purchase of, or otherwise dispose of any shares of Common Stock held by the Registered Holder (other than any shares included in the offering) without the prior written consent of the Company or the underwriters managing such underwritten public offering of the Company’s securities for a period of 180 days from the effective date of such registration statement, and (ii) to execute any agreement reflecting clause (i) above as may be requested by the Company or the managing underwriters at the time of such offering.

11.     Notices. All notices and other communications from the Company to the Registered Holder in connection herewith shall be mailed by certified or registered mail, postage prepaid, or sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, to the address last furnished to the Company in writing by the Registered Holder. All notices and other communications from the Registered Holder to the Company in connection herewith shall be mailed by certified or registered mail, postage prepaid, or sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, to the Company at its principal office set forth above or, if the Registered Holder has received notice of a change of location of the Company’s principal office, to such other location. All such notices and communications shall be deemed delivered (i) two business days after being sent by certified or registered mail, return receipt requested, postage prepaid, or (ii) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery.

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12.     No Rights as Stockholder. Until the exercise of this Warrant, the Registered Holder shall not have or exercise any rights by virtue hereof as a stockholder of the Company. Notwithstanding the foregoing, in the event (i) the Company effects a split of the Common Stock by means of a stock dividend and the Purchase Price of and the number of Warrant Shares are adjusted as of the date of the distribution of the dividend (rather than as of the record date for such dividend), and (ii) the Registered Holder exercises this Warrant between the record date and the distribution date for such stock dividend, the Registered Holder shall be entitled to receive, on the distribution date, the stock dividend with respect to the shares of Common Stock acquired upon such exercise, notwithstanding the fact that such shares were not outstanding as of the close of business on the record date for such stock dividend.

13.     Amendment or Waiver. Any term of this Warrant may be amended or waived only by an instrument in writing signed by the party against which enforcement of the change or waiver is sought. No waivers of any term, condition or provision of this Warrant, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

14.     Section Headings. The section headings in this Warrant are for the convenience of the parties and in no way alter, modify, amend, limit or restrict the contractual obligations of the parties.

15.     Governing Law. This Warrant will be governed by and construed in accordance with the internal laws of the State of Delaware (without reference to the conflicts of law provisions thereof).

16.     Facsimile or Digital Signature. This Warrant may be executed by facsimile or digital signature.

EXECUTED as of the Date of Issuance indicated above.

JUHL ENERGY, INC.

By:

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EXHIBIT A

PURCHASE FORM

To:	Juhl Energy, Inc.	Dated: _________________________
1502 17th Street SE
Pipestone, MN 56164

The undersigned, pursuant to the provisions set forth in the attached Warrant (No. [__]), hereby exercises the Warrant and elects to:

[check one box]

☐

Purchase __________ Shares of Company Common Stock (the “Shares”) pursuant to the Warrant. This notice is accompanied by full payment of the Exercise Price in cash or by check or in another manner permitted by the Warrant Agreement

☐

Surrender the rights to purchase __________ Shares upon exercise of the Warrant and receive __________ Shares by reason of a “cashless” exercise pursuant to the Agreement if permitted by the Board. [THIS METHOD OF EXERCISE IS AVAILABLE ONLY WITH ADVANCE BOARD APPROVAL].

[Holder]

Address:

EXHIBIT B

ASSIGNMENT FORM

To:	Juhl Energy, Inc.	Dated: _________________________
1502 17th Street SE
Pipestone, MN 56164

FOR VALUE RECEIVED, the Holder hereby sells, assigns and transfers all of the rights of the undersigned under the attached Warrant (No. [__]) with respect to the number of shares of Common Stock of Juhl Energy, Inc. covered thereby set forth below unto:

Name of Assignee:

Address of Assignee:

Number of Shares:

[Holder]

Address:

Signature Guaranteed:

By:	/s/

The signature should be guaranteed by an eligible guarantor institution (banks, stockbrokers, savings and loan associations and credit unions with membership in an approved signature guarantee medallion program) pursuant to Rule 17Ad-15 under the Securities Exchange Act of 1934.

Exhibit No. 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John P. Mitola, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Juhl Energy, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 19, 2014	/s/ John P. Mitola
John P. Mitola
President

Exhibit No. 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John J. Brand, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Juhl Energy, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 19, 2014	/s/ John J. Brand
John J. Brand
Chief Financial Officer

Exhibit No. 32.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report of Juhl Energy, Inc., a Delaware corporation (the “Company”), on Form 10Q for the quarter ended June 30, 2014, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, the Principal Executive Officer, hereby certifies pursuant to 18 U.S.C. Sec. 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 that, to the undersigned’s knowledge:

(1)    the Report of the Company filed today fully complies with the requirements of Section 13(a) or (15(d) of the Securities Exchange Act of 1934, as amended; and

(2)    the information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: August 19, 2014	/s/ John P. Mitola
John P. Mitola
President

Exhibit No. 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report of Juhl Energy, Inc., a Delaware corporation (the “Company”), on Form 10Q for the quarter ended June 30, 2014, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, the Principal Financial Officer, hereby certifies pursuant to 18 U.S.C. Sec. 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 that, to the undersigned’s knowledge:

(1)    the Report of the Company filed today fully complies with the requirements of Section 13(a) or (15(d) of the Securities Exchange Act of 1934, as amended; and

(2)    the information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: August 19, 2014	/s/ John J. Brand
John J. Brand
Chief Financial Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 18, 2014

JUHL ENERGY, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	20-4947667
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1502 17th Street SE
Pipestone, MN	56164
(Address of principal executive offices)	(Zip code)

507.562.4310

(Registrant’s telephone number including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 DFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4 (c) under the Exchange Act (17 CFR 240.13e-4(c))

CURRENT REPORT ON FORM 8-K

JUHL ENERGY, INC.

Forward-Looking Statements

This report includes forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 including statements that reflect Juhl Energy’s current expectations about its future results, performance, prospects and opportunities. Juhl Energy has tried to identify these forward-looking statements by using words and phrases such as “may,” “will,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plan,” “should,” “typical,” “preliminary,” “hope,” or similar expressions. These forward-looking statements are based on information currently available to Juhl Energy and are subject to a number of risks, uncertainties and other factors that could cause Juhl Energy’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements and specifically those statements referring to the projects mentioned herein.  New projects are subject to large, third party risks that may not be in control of Juhl Energy including the timing of funding and actual construction. Revenue estimates for all wind farms owned and operated by Juhl Energy Inc. are subject to variations due to turbine availability, actual wind available on an annual basis and other operating risks outlined in company filings.  These risks are described from time to time in Juhl Energy’s SEC filings; and such factors as incorporated by reference.

Item 1.01     Entry into a Material Agreement

Original Purchase Transaction

On April 1, 2014, the Company closed on a securities purchase transaction with Vision Opportunity Master Fund, Ltd. (“Vision”), whereby it purchased 10,398,750 shares of Preferred Stock of the Company held by Vision (consisting of 4,560,000 shares of Series A Preferred Stock and 5,838,750 shares of Series B Preferred Stock) (the “Purchased Securities”) for a total purchase price of $2,183,738 (the “Purchase Price”). As payment for the Purchase Price, the Company issued Seller an amortizing promissory note on April 1, 2014, with a principal sum of $2,103,738 for the remaining balance of the Purchase Price, with an interest rate of 8% and a maturity date of May 1, 2015 (the “Note”).

As part of the Securities Purchase Agreement, among others, the Company agreed to commence the process to conduct a rights offering to sell shares of its common stock to existing shareholders, and a portion of the proceeds from such offering will be paid to Vision for payment on the Note as is set forth therein. Specifically under the terms of the Note, for every $100,000 received in such offering, the Company is obligated to make accelerated principal payments on the note equal to 50% of the offering.

The outstanding balance on the Note at August 18, 2014 is approximately $2,000,000 including accrued interest and requires monthly payments of $40,000 until the maturity date.

2

Public Offering and Allocation of Use of Proceeds

On July 31, 2014, the Company priced its underwritten public offering of 10,750,000 shares of its common stock at a price to the public of $0.20 per share. In addition, the Company has granted the underwriters a 30 day option to purchase up to an additional 1,612,500 shares of common stock at the public offering price to cover overallotments, if any. The gross proceeds from the offering were approximately $2,150,000 (or $2,472,500 if the overallotment option is exercised in full) prior to deducting underwriting commissions and offering expenses. The offering closed on August 6, 2014. Northland Capital Markets acted as sole book running manager for the offering. Northland Capital Markets is the trade name for certain capital market and investment banking services of Northland Securities, Inc., member FINRA/SIPC. A registration statement related to these securities was filed with, and declared effective by, the Securities and Exchange Commission on July 31, 2014 (File Number: 333-195636) (the “Registration Statement”).

The Company intended to use 50% of the proceeds from its underwritten public offering of its common stock (as described above) to accelerate principal payments on the Note. We will pay Vision a one-time payment of $100,000 of principal on or before August 22, 2014 instead of the 50% for the offering proceeds from the common stock underwritten public offering.

Amendment to Note

The Company entered into an amendment agreement to the Note with Vision on August 18, 2014, whereby Vision agreed that the Company is not in default under the Note.  Further, Vision agreed to extend the maturity date of the Note to July 31, 2015 for a one-time principal payment of $100,000 to Vision no later than August 22, 2014.  Upon such payment, the balance of the Note will be reduced to approximately $1,908,000 including accrued interest.  The amended Note does not change the requirement for the Company to make minimum cash payments of $40,000 per month through the new maturity date. The Company intends to modify the use of proceeds from the offering so that only $100,000 of the proceeds are used for a one-time payment of the principal due under the Note and the remaining proceeds are allocated among the other uses of proceeds described in the prospectus for the offering, including new project development and acquisition of assets, as well as to provide liquidity for working capital and for general corporate purposes.

Item 9.01     Financial Statements and Exhibits

Exhibits

The exhibits listed in the following Exhibit Index are filed as part of this current report.

Exhibit No.	Description

10.1	Amendment to Promissory Note between Vision Opportunity Master Fund, Ltd. and Juhl Energy, Inc., dated August 18, 2014

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 19, 2014	JUHL ENERGY, INC.

	By:	/s/ John Mitola
John Mitola
President

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Exhibit 10.1

AMENDMENT TO PROMISSORY NOTE

THIS AMENDMENT TO PROMISSORY NOTE (the "Amendment") is made and entered into as of August 18, 2014, by and among Vision Opportunity Master Fund, Ltd. (the "Holder"), and Juhl Energy, Inc., a Delaware corporation (the "Borrower"). Capitalized terms used herein without definition shall have the meanings ascribed to them in the Original Promissory Note (as defined below).

RECITALS

WHEREAS, the Borrower issued that certain Promissory Note to the Holder on April 1, 2014 (the "Original Promissory Note");

WHEREAS, as of the date of this Amendment the current outstanding principal on the Original Promissory Note is $1,943,738.00 and the Borrower is not in default;

WHEREAS, the Borrower wishes for Holder to extend the Maturity Date until July 31, 2015 and Holder has, therefore, requested as consideration for this extension that Borrower pay one hundred thousand dollars ($100,000.00) as a onetime cash payment to Holder no later than August 22, 2014 (the "Extension Payment").

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	The Maturity Date is amended from May 1, 2015 to July 31, 2015, as defined in the introductory paragraph of the Original Promissory Note.

2.	The Extension Payment shall be paid by the Borrower to the Holder on or before August 22, 2014 pursuant to the wire instructions as set forth on Exhibit A of the Original Promissory Note.

3.	Upon Holder's receipt of the Extension Payment from Borrower the outstanding principal on the Original Promissory Note will be reduced to $1,843,738.00.

4.

The Holder and Borrower acknowledge that the Extension Payment being paid by the Borrower pursuant to this Amendment shall in no way be considered an Accelerated Payment as that term is defined in the Original Promissory Note.

5.	Borrower's satisfaction of the Extension Payment shall in no way affect the Monthly Amount of the Minimum Monthly Principal Payments as described in Section 1.2 of the Original Promissory Note.

6.

Except as expressly set forth herein, all of the terms and conditions to the Original Promissory Note shall continue in full force and effect after the execution of this Amendment and shall not be in any way changed, modified or superseded by the terms set forth herein.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the date set forth above.

BORROWER: JUIIL ENERGY, INC.

By:	/s/ John Mitola
John Mitola
President

HOLDER: VISION OPPORTUNITY MASTER FUND, LTD.

By:	/s/ Adam Benowitz
Adam Benowitz
Director